Brookfield

Brookfield Asset Management Inc.

Q1 2019 INTERIM REPORT

Interim Report Q1 2019

FOR THE THREE MONTHS ENDED MAR. 31	2019	2018
TOTAL (MILLIONS)
Revenues	$15,208	$12,631
Net income	1,256	1,855
Funds from operations[1]	1,051	1,170
PER SHARE
Net income	$0.58	$0.84
Funds from operations[1]	1.04	1.16
Dividends[2]
Cash	0.16	0.15

AS AT MAR. 31, 2019 AND DEC. 31, 2018	2019	2018
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]	$365,957	$354,736
Consolidated results
Balance sheet assets	264,225	256,281
Equity	98,564	97,150
Common equity	26,394	25,647
Diluted number of common shares outstanding	1,005	997
Market trading price – NYSE	46.65	38.35

1.	See definition in the MD&A Glossary of Terms beginning on page 52.

2.	See Corporate Dividends on page 26.
Throughout our annual report, we use the following icons:

Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities

2 BROOKFIELD ASSET MANAGEMENT

Brookfield at a Glance
OUR BUSINESS
We are a leading global alternative asset manager with over $365 billion of assets under management including $150 billion in fee bearing capital. We raise private and public capital from the world’s largest institutional investors, sovereign wealth funds and individuals, with a focus on generating attractive investment returns that will allow our investors and their stakeholders to meet their goals and protect their financial future.

•	Investment focus – real estate, infrastructure, renewable power and private equity

•	Diverse product offering – Core, value-add, opportunistic and credit strategies in both closed-end and long-life vehicles

•	Focused investment strategies – We invest where we have a competitive advantage, such as our strong capabilities as an owner-operator, our large scale capital and our global reach

•	Disciplined financing approach – Debt is carefully employed to enhance returns while preserving capital throughout business cycles
In addition to our asset management activities outlined above, we invest significant capital from our balance sheet in our managed entities alongside our investors as well as in other direct investments. This is intended to generate attractive financial returns and cash flows, support the growth of our asset management activities and create an important alignment of interests with our investors. We refer to this as our Invested Capital and it totals approximately $44 billion.

Note: Excludes Residential Development and Corporate Activities which are distinct business segments for IFRS reporting purposes.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed partnerships” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 52 which defines our key performance measures that we use to measure our business.

Q1 2019 INTERIM REPORT 3

Letter to Shareholders
OVERVIEW
During the first quarter we were active on many fronts, including closing a number of transactions announced last year. We also committed to acquire a hospital operating company in Australia for $4 billion, completed the acquisition of Clarios (formerly Johnson Controls Power Solutions) battery solutions business for $13 billion, and agreed to acquire a $1.5 billion mixed-use office complex in central Shanghai. Lastly, we announced an asset management partnership with the founders and management of Oaktree Capital Management to take the company private in a joint venture for $4.8 billion.
Results for the quarter were excellent, in particular when adjusting for one-time items last year. We reported $1.1 billion in FFO or $1.04 per share. Net income was $1.3 billion in total for the quarter.
Fundraising remains strong. We closed our $15 billion flagship real estate fund and continued closes in our flagship private equity fund and our long-life real estate and infrastructure funds. We also expect to reach a first close of approximately $14 billion in our flagship infrastructure fund shortly, which will be our largest infrastructure fund raised to date.
MARKET ENVIRONMENT
The global economic environment is very favorable for investors. Economies are generally strong, but not too strong. Employment levels are among the strongest for many decades. Interest rates are paused at very low levels, and the risk of significant increases in the medium term seems low. Financing for transactions is freely available to good borrowers, but not in major excess. Covenants are lighter than they were five years ago, but the extreme excesses seen in the past do not seem prevalent yet today.
Despite this apparent ‘goldilocks’ market environment, we continue to worry about a world where politics are polarized almost everywhere, interest rates are low globally, and equity valuations are at their peak. With respect to equities, technology-related stocks seem to have particularly high valuations, although to date this has proven to be justified for some, as they have become among the greatest companies ever created. Passive investing is the latest trend to dramatically affect both equities and some classes of debt securities, and the full effects are yet to be seen. In this environment, we continue to cautiously invest capital but ensure that we remain liquid, with substantial cash and dry powder.
The North American economies are strong and South American countries are still recovering from their tough recessions. Europe is slower, but the U.K. is amazingly resilient. Australia is okay, China is slowing but is still robust when compared to global alternatives, and India is struggling with over-leverage. Overall, we think the global markets remain very constructive for our businesses.

4 BROOKFIELD ASSET MANAGEMENT

PERFORMANCE IN THE QUARTER
Total assets under management are now $366 billion, as we continue to raise and deploy large amounts of capital across our businesses. This does not include the Oaktree transaction, which brings the total to approximately $485 billion in assets under management.

AS AT AND FOR THE TWELVE MONTHS ENDED MARCH 31 (MILLIONS)	2015	2016	2017	2018	2019	CAGR
Total assets under management	$207,132	$239,766	$245,205	$282,731	$365,957	15%
Cash available for reinvestment or distribution to BAM shareholders	1,049	1,331	1,775	2,130	2,363	23%
Gross annual run rate of fees plus target carry	1,264	1,568	2,058	2,465	3,100	25%
Fee related earnings (before performance fees)	404	567	691	791	889	23%
We raised $18 billion of private fund capital over the last twelve months, which included the final close of our $15 billion real estate flagship fund, and increased our client base by over 20%. We now manage private fund capital for 630 clients. We expect this growth to continue during the course of 2019 as we raise capital for our latest flagship infrastructure fund and for many of our other fund strategies. We earned $1.5 billion of fee revenues, prior to performance fees, in the last twelve months – a 16% increase from the prior year.
Fundraising also increases our potential to earn carried interest, which we measure using a metric called target carried interest – the carried interest we stand to earn, straight-lined over the life of the fund, assuming we achieve the target fund returns. Today, virtually all our funds are meeting or exceeding target returns. Target carried interest increased over the last twelve months to $1.5 billion annually. The actual amount of carried interest generated in our funds during the last twelve months on capital deployed to date totaled $632 million, and we recognized $349 million of carried interest into income in the same period, as it was no longer subject to clawback. In the first quarter we recorded into income $119 million of realized carried interest before costs, primarily from one of our global flagship real estate funds.
Our investments performed on plan, with strong financial performance from our private equity partnership, and share prices across each of our listed partnerships recovered with the markets in early 2019. We have continued to invest significant capital through these entities and alongside our private fund investors, while also opportunistically recycling capital, with dispositions of $6 billion of assets across all our businesses. Most recently we announced the sale of two investments we had owned for decades: our global facilities management business and our relocations business, with excellent returns.
Our deployable capital remains strong at $36 billion. Since year end, we have completed a number of previously announced transactions, and at the same time raised additional capital in our flagship and long-life fund strategies. We also supplement our deployable capital by accessing the capital markets when opportunities arise, and in January, we raised $1 billion of 10-year medium-term notes with a 4.85% rate.
In recent years, we have provided a metric called cash available for reinvestment-or distribution-to BAM shareholders to provide insight into the free cash flow generated by our business. This cash flow is now over $2 billion annually and growing. This amount, based on our estimates, should be over $5 billion in 2023 and with no specific use for the capital, it may be returned to shareholders. Since 2015, the cash flow generated by the business has more than doubled as our asset management business continues to grow, as do the distributions received from our invested capital. We expect this significant growth to continue as our funds mature and we begin to realize substantial carried interest that has been generated.

Q1 2019 INTERIM REPORT 5

OAKTREE CAPITAL MANAGEMENT
During the quarter, we agreed to acquire 62% of Oaktree Capital Management for $4.8 billion. Most of the balance of 38% will continue to be owned by the management group, who will remain with Oaktree and run the business for us. Between 2022 and 2029, the management group will have the option to sell us their share of the company in a staged process. As a result, we may eventually own 100% of the business, but it is more likely, similar to most of our businesses, that our Oaktree management team will be part-owners with us, in some form for the long term.
The purchase includes our share of Oaktree’s asset management franchise, cash, investments in its funds, and a 20% interest in DoubleLine, the fast-growing U.S. investment-grade fixed income manager. On closing, we will pay for the purchase with approximately $2.4 billion of cash from our corporate resources and approximately 53 million Class A shares of Brookfield. We hope shareholders of Oaktree will keep their shares and join the rest of us, as we set out on what we hope is an exciting journey together.
Howard Marks, Bruce Karsh and their management team have built a first-class asset management business with a primary focus on credit and particular prominence in distressed debt. We are thrilled to partner with them to own this business. They will continue to run the business and do what they have always done for clients. We believe we can also learn a lot from the team at Oaktree, and while their business will be run separately from ours, we believe there are many ways in which we’ll all gain. Howard Marks will join our board, and we look forward to having his experience and market knowledge applied across the broader Brookfield.
We intend, for numerous reasons, to keep Oaktree’s investment operations separate from Brookfield. Of course, where we can, we hope Brookfield and its clients and shareholders will benefit from the partnership. The strategic benefits should come to each of our franchises from the delivery to clients of our products in combination. From an opportunistic standpoint, as many of you know, we have been bolstering our financial resources in preparation for the inevitable downturn in markets and credit that will come at some point in time. The credit business of Oaktree should bolster our resources in this regard when this market turn occurs, and we intend to utilize the Oaktree brand to excel in stressed credit at that time.
In private equity, real estate and infrastructure, where both Brookfield and Oaktree are active, we intend to retain two premier brands in the marketplace – Brookfield as the mega-transaction brand (with $10 billion to $25 billion funds) and Oaktree as the boutique brand (with funds up to $5 billion). Similar to Volkswagen, which owns both Porsche and Lamborghini, we believe there is a market for these brands to co-exist, as they offer our clients different strategies delivered in funds of different sizes.
The transaction remains subject to a number of approvals, which we have previously described, and we continue to target closing in the third quarter of 2019.
CLARIOS
In our private equity business, we recently closed our acquisition of Clarios for $13.2 billion. Clarios is the global leader in automotive battery technology, manufacturing and distribution. The transaction was funded with equity and debt on very favorable terms, given the exceptional strength and stability of the business. We raised debt at a weighted average cost of 5.9% and with an average term of seven years. There are no financial maintenance covenants and there is no recourse other than to Clarios. We are pleased with this outcome as it provides us with significant flexibility to run the business and execute our plans, allowing for substantial free cash flow to be distributed to owners.
Clarios is a technology leader and an essential product supplier to an end market that is constantly growing. As a global market leader that supplies more than one third of the world’s automotive batteries, Clarios benefits from economies of scale in product development, manufacturing and recycling of used batteries. Clarios has remarkable stability in earnings, as over 75% of sales are driven by inelastic, stable demand for aftermarket battery replacement. As a result, Clarios boasts a decades-long record of consistent growth in EBITDA and unit profitability throughout business cycles.

6 BROOKFIELD ASSET MANAGEMENT

Over the last 15 years, profitability has declined only once (in the financial recession of 2009), but quickly rebounded the following year. The aftermarket nature of the business also provides significant downside protection to our investment as cars last an average of 15 years and require three battery replacements. As a result, it would take a long time to displace or significantly impact cashflows from the business, given the current number of automobiles in the markets served by Clarios.
We believe that favorable industry trends also provide significant growth potential for the business. First, the industry expects the total number of cars on the road to grow by 30% globally over the next ten years. Clarios will provide batteries to the manufacturers of these cars, as well as replacement batteries, for decades to come. This is true even in a world where there is a higher take up of electric cars, as today every electric or hybrid car also has a traditional 12-volt battery that performs many of the same functions of an internal combustion engine car. In addition, as vehicles are increasing in complexity, the car battery is becoming even more critical in managing the increasing electrical loads in automobiles. This is driving an industry shift toward advanced batteries, where we believe our business is by far an industry leader.
Clarios also has long-term relationships with top-tier original equipment manufacturers and auto retailers in more than 150 countries, which provides us with a unique advantage in the development and supply of new products and technologies. The company has a history of innovation and has invested in an international network of laboratories with over 300 engineers focused on battery research and development to address our customers’ evolving needs as they design the next generation of vehicles.
Finally, as we do with all our businesses, we have identified opportunities within manufacturing and supply chain processes to further support profitability, and we are working closely with the management team on these and other initiatives to enhance the business.
STOCK MARKET VOLATILITY IS INCREASINGLY CREATING OPPORTUNITY
Increased program trading and passive indexing is creating greater volatility in the stock markets – and in many cases, increasing discrepancies between a stock’s trading price and its true value. For example, a stock that is in a ‘hot’ industry, or fits neatly into an index, may trade at greater than intrinsic value because of these non-company related influences. On the opposite end of the spectrum, smaller companies or those that do not neatly fit into indices may trade at a significant discount to fair market value.
This has been compounded by the reduction of investment research caused by changes to global securities regulation, which in turn has impacted brokerage firms’ ability to provide research in exchange for commissions. As a result, substantial coverage for smaller companies has been reduced or dropped altogether.
Despite this, the underlying businesses are often doing well; this has led in some cases to excellent value purchases in the stock market, compared with what might be considered fair market value. The problem for regular stock market investors is that conditions may not change in the future, and therefore it may be a very long time, if ever, before true value is recognized in the stock market. For businesses that distribute cash flows to shareholders, this may not be as relevant as a large portion of returns can be in the form of cash returned to investors. But for many companies that require cash for reinvestment, the trading value can often be at a large discrepancy to fair value, with no visible event to change the trading valuation (commonly referred to as a Value Trap).
Historically, we have largely used one of three strategies to acquire assets: (i) we carve out assets from sellers who wish to realize cash from a non-core business; (ii) we buy assets in stressed situations, including by acquiring debt in the market and converting it to equity; and (iii) we take companies private in friendly transactions. The first two of these strategies continue to contribute to our sourcing of transactions. Increasingly, however, for investors such as ourselves that are capable of buying entire businesses out of the stock market, the third strategy is becoming the largest source of transactions as market volatility creates greater opportunity.

Q1 2019 INTERIM REPORT 7

To put this into context, in the past two years we have taken seven public companies private. We attribute some of this to the above conditions as it enables us to begin discussions with a company at a reasonable starting point for value. In addition, in many cases, investors are frustrated and fatigued, and therefore choose to move on at a reasonable premium to the share price. In real estate, we took Forest City private in the U.S. In renewables, we took TerraForm Global private and acquired Saeta Yield in Spain. In private equity, we have an offer outstanding for Healthscope in Australia. In infrastructure, we privatized Enercare in Canada. All told, these take-private transactions led to the acquisition of over $55 billion of assets. More importantly, we believe we acquired great businesses at reasonable value.
One never knows what the future holds, but for now we see this trend of share price volatility increasing and consequently, there may be more opportunities to buy great businesses for value in friendly transactions with management teams that wish to join us, while at the same time providing existing investors with liquidity and an opportunity to exit at a favorable price.
THE ADVANTAGE OF ASSET LEVEL NON-RECOURSE FINANCINGS
We operate with debt on an asset level basis in order to reduce risk and maximize return on capital. The benefits of asset level debt, versus corporate level debt, have proven to be significant over many decades. As a result, the make-up of our liabilities is very different from many others, and our consolidated balance sheet is simply the sum of the debt on each asset and each balance sheet that we manage and consolidate. Our total debt is the summation of over 500 similar asset financings – each on average at 50% loan to value, and each of which stands on its own, with no recourse to Brookfield Asset Management.
Each financing is recourse only to the asset it finances, with no recourse to anything else. As a result, our leverage is extremely low risk and has stood the test of time over the past 30 years – including during periods of stress. We pride ourselves on being a great counterparty to those who lend us money but at the same time, we have no obligation to deal with any specific asset financing. Our debt is very carefully managed and has been a core strength, giving us confidence to go on offense when many corporate borrowers become stressed.
As an example, the Clarios financing mentioned earlier is recourse only to Clarios. It is not recourse to Brookfield Asset Management, Brookfield Business Partners, or our Private Equity fund; nor is it cross-collateralized to anything. It stands alone, like virtually all of our financings. For accounting purposes, however, we are obliged to show this non-recourse asset level debt on our Brookfield Asset Management consolidated balance sheet. This is required because we are the manager of the fund that acquired the company, but it is not corporate debt.
Lastly, at $7 billion, our corporate level debt is very modest in the context of our $50 billion market capitalization and more than $2 billion of annual corporate free cash flows.

8 BROOKFIELD ASSET MANAGEMENT

CLOSING
The first quarter of 2019 was strong and we have no indication that the remainder of the year will be any different.
We remain committed to being a leading, world-class alternative asset manager, and investing capital for you and our investment partners in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share with us.
Sincerely,
J. Bruce Flatt
Chief Executive Officer

May 9, 2019

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/en/reports-and-filings.

Q1 2019 INTERIM REPORT 9

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power	34
Overview	12	Infrastructure	36
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	38
FINANCIAL RESULTS		Residential Development	40
Overview	14	Corporate Activities	41
Income Statement Analysis	15	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	20	Capitalization	42
Foreign Currency Translation	23	Liquidity	45
Summary of Quarterly Results	24	Review of Consolidated Statements of Cash Flows	48
Corporate Dividends	26	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	27	Accounting Policies, Estimates and Judgments	49
Summary of Results by Operating Segment	28	Management Representations and Internal Controls	51
Asset Management	29	GLOSSARY OF TERMS	52
Real Estate	32
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed partnerships,” Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 52 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our MD&A is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference.

10 BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: investment returns that are lower than target; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” above.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 52 for all non-IFRS measures.

Q1 2019 INTERIM REPORT 11

PART 1 – OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager with a 120-year history and over $365 billion of assets under management across a broad portfolio of real estate, infrastructure, renewable power and private equity assets. Our $150 billion in fee bearing capital is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of flagship private funds and dedicated public vehicles, which allow investors to invest in our four key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting 12%-15% returns with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.

✓	Investment focus
We predominantly invest in real assets across real estate, infrastructure, renewable power and private equity

✓	Diverse products offering
We offer public and private vehicles to invest across a number of product lines, including core, value-add, opportunistic and credit in both closed-end and long-life vehicles

✓	Focused investment strategies
We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach

✓	Disciplined financing approach
We employ leverage in a prudent manner to enhance returns while preserving capital throughout business cycles
In addition, we maintain significant invested capital on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments.

1.	Large-scale capital
We have over $365 billion in assets under management and $150 billion in fee bearing capital

2.	Operating expertise
We have more than 100,000 operating employees worldwide who maximize value and cash flows from our operations

3.	Global presence
We operate in more than 30 countries around the world
Our financial returns are represented by the combination of the earnings of our asset manager as well as capital appreciation and distributions from our invested capital. Our primary performance measure is funds from operations (“FFO”) which we use to evaluate the performance of our segments.

12 BROOKFIELD ASSET MANAGEMENT

Asset Management
Our asset management activities encompass $150 billion of fee bearing capital across private funds, listed partnerships and public securities.
Private Funds – $71 billion fee bearing capital
We manage and earn fees on 42 private funds across Real Estate, Renewable Power, Infrastructure and Private Equity. Our fund strategies include core, credit, value-add and opportunistic, and we offer both closed-end and long-life vehicles. We have 630 unique institutional investors, who on average invest in two funds. On private fund capital we earn:

1.
Diversified and long-term base management fees which are based on closed-end and long-life fund capital. Closed-end fund capital is typically committed for 10 years with two one-year extension options, and our long-life funds are perpetual vehicles that can continually raise new capital.

2.
Carried interest, which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized once it is no longer subject to clawback.

Listed Partnerships – $64 billion fee bearing capital
We manage publicly listed perpetual-capital vehicles BPY1, BEP1, BIP1, BBU1, TERP1 and Acadian1. On listed partnership capital, we earn:

1.	Long-term perpetual base management fees, which are based on our listed vehicles’ total capitalization.

2.
Stable incentive distribution fees which are linked to cash distributions (BPY, BEP and BIP). These cash distributions have exceeded pre-determined thresholds and have a historic annual growth rate of 5%-9%.

3.	Performance fees based on unit price performance (BBU).
Public Securities – $15 billion fee bearing capital
We manage public funds and separately managed accounts, focused on fixed income and equity securities within the real estate, infrastructure and natural resources asset classes. We earn management fees, which are based on committed capital and fund net asset value and performance income based on investment returns.
Invested Capital1
We have approximately $44 billion of invested capital on the Corporation’s balance sheet as a result of our history as an owner and operator of real assets, which provides attractive financial returns and important flexibility to our asset management business.
Key attributes of our invested capital:

•
Transparent – approximately 80% of our invested capital is listed partnerships (BPY, BEP, BIP, BBU) and other smaller publicly traded investments. The remaining is primarily held in a residential homebuilding business, and a few other directly held investments.

•
Diversified, long-term, stable cash flows – received from our underlying public investments. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.

•
Strong alignment of interests – the Corporation is the largest investor into each of our listed partnerships, and in turn, the listed partnerships are typically the largest investor in each of our private funds.

Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.	See definition in Glossary of Terms beginning on page 52.

Q1 2019 INTERIM REPORT 13

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Refer to page 42 of our 2018 Annual Report for an overview of our fair value accounting across our business and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
Net income was $1.3 billion in the current quarter, with $615 million attributable to common shareholders ($0.58 per share) and $641 million attributable to non-controlling interests.
The $599 million decrease in consolidated net income and the $242 million decrease in net income attributable to common shareholders are primarily attributable to:

•	higher interest expense on recently-issued corporate debt, additional borrowings to fund acquisitions and new debt from the consolidation of recent acquisitions;

•	lower fair value gains due primarily to the absence of transaction-related gains recognized in the first quarter of 2018 relating to acquisitions of entities in our Real Estate and Corporate segments;

•
higher depreciation and amortization expense due to the impact of recent acquisitions, revaluation gains reported in the fourth quarter of 2018 and the impact of adopting IFRS 16 Leases (“IFRS 16”), the new lease accounting standard; and

•	the absence of other income and gains relating to gains on asset sales reported through net income; partially offset by

•	operating income from recently-acquired businesses and same-store[1] growth across many of our operations.
Our balance sheet was impacted by the adoption of IFRS 16 as operating leases which were previously reported as off-balance sheet commitments are now capitalized. This has resulted in higher investment properties and property, plant and equipment balances, as well as offsetting lease liabilities within accounts payable and other recorded on our consolidated balance sheet. There is no impact to total equity. Refer to Note 2 for further information on the impact of IFRS 16 on our interim financial statements.
During the quarter, assets held for sale increased by $1.8 billion due to the reclassification of investment properties within our Real Estate segment as well as our facilities management business in our Private Equity segment, while corporate borrowings increased from the prior year-end due to the issuance of $1.0 billion of corporate debt during the quarter.

1.	See definition in Glossary of Terms beginning on page 52.

14 BROOKFIELD ASSET MANAGEMENT

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three months ended March 31, 2019 and 2018:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2019	2018	Change
Revenues	$15,208	$12,631	$2,577
Direct costs	(11,585)	(10,091)	(1,494)
	3,623	2,540	1,083
Other income and gains	32	342	(310)
Equity accounted income	344	288	56
Expenses
Interest	(1,616)	(1,037)	(579)
Corporate costs	(26)	(27)	1
Fair value changes	169	572	(403)
Depreciation and amortization	(1,034)	(670)	(364)
Income taxes	(236)	(153)	(83)
Net income	1,256	1,855	(599)
Non-controlling interests	(641)	(998)	357
Net income attributable to shareholders	$615	$857	$(242)
Net income per share	$0.58	$0.84	$(0.26)
Three Months Ended March 31
Revenues for the quarter were $15.2 billion, an increase of $2.6 billion compared to the first quarter of 2018, primarily due to:

•
$3.0 billion of additional revenues from acquisitions during the current and prior year across each of our listed partnerships[1], most notably the acquisition within our Private Equity segment of Westinghouse Electric Company (“Westinghouse”) which is our service provider to the power generation industry, the privatization of GGP in our Real Estate segment and the acquisition of a Colombian natural gas distribution and commercialization business in our Infrastructure segment;

•
same-store growth attributable largely to inflation indexation and growth initiatives at our U.K. regulated distribution business and growth in our real estate business from strong core office same-property leasing growth; partially offset by

•	lower sales volumes at our road fuel distribution business, at which flow-through duty amounts are recorded gross within revenues and direct costs without impact to the margin; and

•	the absence of $102 million of revenues from businesses sold since the prior year quarter as well as the impact of foreign exchange.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on pages 16 and 17.
Direct costs increased by 15% ($1.5 billion) compared to the 20% increase in revenues. The increase relates primarily to

•	the recent acquisitions and growth initiatives discussed above; and

•	higher input costs at certain private equity operations; partially offset by

•	the impact of foreign exchange; and

•
the impact of adopting IFRS 16, the new lease accounting standard, which reallocated operating lease expenses previously reported through direct costs to interest expense and depreciation and amortization. Please refer to Note 2 of the interim consolidated financial statements for further information on the impact of IFRS 16 on our financial results.

The increase in revenues exceeded the increase in direct costs due primarily to the acquisition of Westinghouse in the third quarter of 2018 and stronger results in the business services operations within our Private Equity segment due to higher margins from increased project activity at our construction services business in Australia and higher margins at our road fuel distribution business.

1.	See definition in Glossary of Terms beginning on page 52.

Q1 2019 INTERIM REPORT 15

Equity accounted income increased by $56 million to $344 million primarily due to:

•	our share of net income earned from equity accounted investments within BPR and a diversified U.S. REIT; and

•	valuation losses in the prior year quarter related to the privatization of GGP that were not repeated in the first quarter of 2019; partially offset by

•
the consolidation of previously equity accounted entities as a result of increases in our ownership interest, particularly the privatization of GGP and initial consolidation of our service provider to the offshore oil production industry in the third quarter of 2018; and

•	one-time gains in the prior year quarter on the reorganization of our holdings of Canary Wharf’s operating properties.
Interest expense increased by $579 million largely due to additional borrowings associated with acquisitions across our portfolio, debts assumed from acquired businesses, and additional interest expense from lease liabilities recognized on adoption of IFRS 16. We also issued additional debt in certain listed partnerships, increasing total interest expense.
We recorded fair value gains of $169 million, compared to $572 million in the first quarter of 2018, primarily as a result of:

•	valuation gains on investment properties in our core office and LP investments portfolios of $525 million; partially offset by

•	net unrealized losses on financial contracts entered into to manage foreign currency, interest rates and pricing exposures;

•	losses on redeemable fund units classified as subsidiary equity obligations; and

•	successful deal costs.
Depreciation and amortization expense increased by $364 million to $1.0 billion due to businesses acquired in the last twelve months as well as the impact of revaluation gains in the fourth quarter of 2018, which increased the carrying value of our property, plant and equipment (“PP&E”) from which depreciation is determined. The adoption of IFRS 16 also increased depreciation charges during the quarter.
Income tax expense increased by $83 million to $236 million largely due to:

•	higher taxable income generated by our operations and acquisitions over the last twelve months; and

•
the absence of deferred tax recoveries, which in the prior year quarter included the impact of a reorganization within our Canadian real estate business that reduced our effective tax rate; partially offset by

•	taxes paid associated with the gain on the sale of our interest in a Chilean electricity transmission business in the first quarter of 2018 that were not repeated in the current quarter.
Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our current quarter’s results:

FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	Acquisitions		Dispositions
	Revenue	Net Income	Revenue		Net Income
Real estate	$824	$162	$(102)		$(140)
Renewable power	95	59	—		—
Infrastructure	599	(3)	—		5
Private equity and other	1,439	28	—		(5)
	2,957	246	(102)		(140)
Gains recognized in net income	—	(72)	—		—
	$2,957	$174	$(102)	$34	$(140)

16 BROOKFIELD ASSET MANAGEMENT

Acquisitions
Real Estate
Recent acquisitions contributed an incremental $824 million of revenues and $162 million of net income, respectively, in the first quarter of 2019. The most significant contributor was our core retail portfolio as we have been consolidating our results in BPR (previously GGP) since the third quarter of 2018. Previously, we reported our 34% proportionate share of the core retail business’ results as equity accounted income. We have recognized $379 million of incremental revenues this quarter as a result. We are also reporting our increased share of BPR’s net income relative to the net income we would have reported if BPR were still equity accounted, to reflect our increased ownership.
The other recent acquisition with a significant impact on current period revenues and net income is the diversified U.S. REIT that we acquired in the fourth quarter of 2018 which added incremental revenues and net income this quarter of $239 million and $46 million, respectively. Numerous other acquisitions in our LP investments portfolio during the last twelve months also contributed to our results.
Renewable Power
Within our Renewable Power segment, the recent acquisition of a portfolio of European wind and solar assets through TERP in the second quarter of 2018 contributed an incremental $95 million of revenues and net income of $59 million this quarter.
Infrastructure
Within our infrastructure operations, revenues increased by $599 million primarily due to the impact of a number of businesses acquired partway through 2018. In particular, our acquisitions of a Colombian natural gas distribution business, a North American provider of residential energy infrastructure services, a Canadian natural gas midstream business and a portfolio of data centers in North America contributed significant amount of revenues this quarter. The initial contributions of acquisitions completed in the first quarter of 2019 are also factored into our results.
Private Equity
Recent acquisitions within our Private Equity segment contributed an additional $1.4 billion of revenues in the first quarter of 2019. Westinghouse, acquired in the third quarter of 2018, contributed $978 million of the additional revenues. Another recent acquisition that had a significant impact on revenues was the returnable plastic container business bought in the second quarter of 2018. Additionally, we are reporting the revenues generated by our service provider to the offshore oil production industry this quarter; this business was equity accounted until the third quarter of 2018.
Gains Recognized in Net Income
The loss of $72 million recognized in net income relates to transaction costs incurred on acquisitions completed during the quarter.
Further details relating to the significant acquisitions described above are provided in Note 4 of the interim consolidated financial statements.
Dispositions
Recent asset sales resulted in the absence of revenues and net income of $102 million and $140 million, respectively. The assets sold that most significantly impacted our results were several office properties and a portfolio of self-storage assets in our Real Estate segment.

Q1 2019 INTERIM REPORT 17

Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018	Change
Investment properties	$525	$470	$55
Transaction related gains, net of deal costs	(72)	538	(610)
Financial contracts	(45)	(257)	212
Impairment and provisions	(31)	(37)	6
Redeemable fund units	(62)	(20)	(42)
Other fair value changes	(146)	(122)	(24)
Total fair value changes	$169	$572	$(403)
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018	Change
Core office	$283	$54	$229
LP investments and other	242	416	(174)
	$525	$470	$55
We discuss the key valuation inputs of our investment properties on page 50.
Core Office
Valuation gains totaled $283 million. The gains relate primarily to:

•	an increase in value in a London development property as the asset nears completion;

•	fair value adjustments in our downtown New York properties to maintain values in line with the marketing process as we ready a portion of the assets for sale; and

•	gains related to the increase in net operating income on certain Australian and Toronto properties due to strong leasing activity and rent growth.
Valuation gains of $54 million in the prior year quarter were primarily attributable to higher valuations on two properties in Sydney, where we benefited from increased market rents and changes in valuation metrics supported by external valuations.
LP Investments and Other
Valuation gains of $242 million relate primarily to:

•
our U.K. student housing portfolio, which increased in value as a result of a decrease in terminal capitalization rates in response to market conditions and to align with third-party valuations. These gains are also reflective of an additional quarter of higher net operating income used within the valuation model; and

•	realized gains relating the disposition of a portfolio of assets in Shanghai.
In the prior year quarter, valuation gains of $416 million were primarily related to gains recognized in our U.S. logistics operations, particularly in the southern California and U.S. northeast markets reflecting recent market developments, as well as increased valuations for two office portfolios in India reflecting stronger leasing activity and higher rents.
Transaction Related Gains, Net of Deal Costs
Transaction related losses of $72 million relate primarily to deal costs associated with transactions in our Real Estate and Private Equity segments.
The prior year gains relate primarily to the acquisitions and restructuring of businesses within our U.S. operations that resulted in the use of previously unrecognized tax assets, partially offset by deal costs across our businesses.

18 BROOKFIELD ASSET MANAGEMENT

Financial Contracts
Financial contracts include mark-to-market gains and losses on financial contracts related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
Unrealized losses of $45 million relate primarily to the mark-to-market movements on our interest contracts and currency hedges which do not qualify for hedge accounting as well as losses on derivatives hedging equity price risk. These losses were partially offset by gains on our cross-currency swaps.
The prior period losses relate primarily to the mark-to-market movements on our commodity derivatives, interest rate swaps and the appreciation of most foreign currencies against the U.S. dollar, including the British Pound and the Euro, that impacted our long-term financial contracts.
Income Taxes
We recorded an aggregate income tax expense of $236 million in 2019, compared to $153 million in the prior year quarter, including current taxes of $187 million (2018 – $227 million) and a deferred tax expense of $49 million (2018 – recovery of $74 million).
The prior year quarter income tax expense was lower due to non-taxable gains attributed to changes in fair value of certain of our assets which contributed to an 8% reduction in the prior period effective tax rate. Additionally, the prior period was impacted by entity reorganizations in our real estate group which contributed to a further 10% reduction in the prior period effective tax rate.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE THREE MONTHS ENDED MAR. 31	2019	2018	Change
Statutory income tax rate	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(1)	(8)	7
Change in tax rates and new legislation	—	(10)	10
Taxable income attributed to non-controlling interests	—	(5)	5
International operations subject to different tax rates	(6)	—	(6)
Derecognition / (recognition) of deferred tax assets	(4)	2	(6)
Non-recognition of the benefit of current year’s tax losses	2	3	(1)
Other	(1)	—	(1)
Effective income tax rate	16%	8%	8%
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings includes income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of the associated tax provision. This did not impact our effective tax rate in the current quarter and gave rise to a 5% reduction in the effective tax rate relative to the statutory tax rate in the prior year quarter.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 6% decrease in our effective tax rate, and did not impact our effective tax rate in the prior year. The difference will vary from period to period depending on the relative proportion of income in each country.

Q1 2019 INTERIM REPORT 19

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at March 31, 2019 and December 31, 2018:

AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	Change
Assets
Investment properties	$85,006	$84,309	$697
Property, plant and equipment	72,902	67,294	5,608
Equity accounted investments	34,373	33,647	726
Cash and cash equivalents	6,740	8,390	(1,650)
Accounts receivable and other	16,554	16,931	(377)
Intangible assets	18,720	18,762	(42)
Goodwill	8,929	8,815	114
Other assets	21,001	18,133	2,868
Total Assets	$264,225	$256,281	$7,944
Liabilities
Corporate borrowings	$7,459	$6,409	$1,050
Non-recourse borrowings of managed entities	111,550	111,809	(259)
Other non-current financial liabilities	17,106	13,528	3,578
Other liabilities	29,546	27,385	2,161
Equity
Preferred equity	4,149	4,168	(19)
Non-controlling interests	68,021	67,335	686
Common equity	26,394	25,647	747
Total Equity	98,564	97,150	1,414
	$264,225	$256,281	$7,944
March 31, 2019 vs. December 31, 2018
Consolidated assets increased by $7.9 billion since December 31, 2018 to $264.2 billion as at March 31, 2019. The increase is largely attributable to the recent acquisition of a natural gas pipeline business in India, the adoption of IFRS 16 which increased our property, plant and equipment and investment properties through the recognition of right-of-use (“ROU”) assets, as well as strengthened foreign exchange rates. These increases were partially offset by lower cash on hand and assets sold during the quarter.
Investment properties consist primarily of the company’s real estate assets. The balance as at March 31, 2019 increased by $697 million, primarily due to:

•
additions of $1.2 billion as we purchased additional investment properties during the quarter and enhanced or expanded numerous properties through capital expenditures as well as the acquisition of $200 million of investment properties through a business combination completed in our Infrastructure segment;

•	the recognition of $928 million of ROU investment properties, primarily land leases on which some of our investment properties are built, on the adoption of IFRS 16;

•	valuation gains of $525 million, largely within our core office and LP investments portfolios; and

•	the $133 million impact of stronger foreign exchange rates; partially offset by

•	sales or reclassifications of $2.3 billion, including the reclassification of multiple investment properties held within our diversified U.S. REIT to assets held for sale during the quarter.
We provide a continuity of investment properties in Note 8 of the interim consolidated financial statements.

20 BROOKFIELD ASSET MANAGEMENT

Property, plant and equipment increased by $5.6 billion primarily as a result of:

•	recognition of property, plant and equipment ROU assets which increased our balance by $3.4 billion upon adopting IFRS 16;

•	acquisitions of $2.1 billion, most notably a natural gas pipeline in India within our Infrastructure segment;

•	additions of $615 million primarily related to growth capital expenditures across our operating segments; and

•	the positive impact of foreign currency translation of $430 million; partially offset by

•	depreciation in the period.
We provide a continuity of property, plant and equipment in Note 9 of the interim consolidated financial statements.
Cash and cash equivalents decreased by $1.7 billion as at March 31, 2019 compared to the prior year end primarily due to timing of cash flows. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $2.9 billion is primarily a result of:

•
an increase in assets held for sale of $1.8 billion, primarily attributable to the reclassification of investment properties within our diversified U.S. REIT during the quarter as well as our facilities management business in our Private Equity segment, partially offset by assets sold during the period, including an equity accounted investment within the LP investments portfolio of our Real Estate segment; and

•	a $777 million increase in other financial assets due primarily to the overall appreciation of our financial asset portfolios as the stock market recovered following a turbulent fourth quarter.
Corporate borrowings increased by $1.1 billion due to a $1.0 billion 10-year note issuance during the quarter, as well as the impact of strengthened foreign exchange rates. From this issuance, $450 million was used to repay a maturing note subsequent to quarter-end.
Non-recourse borrowings decreased by $259 million as a result of:

•	the partial repayment of credit facilities within our Real Estate segment; and

•	the repayment of substantially all draws on credit facilities by our Renewable Power segment; partially offset by

•	increases in borrowings in our Infrastructure segment to fund acquisitions.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. Non-current accounts payable and other increased primarily due to the recognition of non-current lease liabilities on adoption of IFRS 16. Please see Note 6 of the interim consolidated financial statements for a further breakdown.
The increase of other liabilities of $2.2 billion is primarily attributable to current lease liabilities recognized on adoption of IFRS 16, as well as an increase in liabilities associated with assets held for sale. Please see Note 7 of the interim consolidated financial statements for further information.
Refer to Part 4 – Capitalization and Liquidity for more information.

Q1 2019 INTERIM REPORT 21

Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this MD&A.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019
Common equity, beginning of period	$25,647
Changes in period
Net income to shareholders	615
Common dividends	(153)
Preferred dividends	(37)
Foreign currency translation	67
Other comprehensive income	153
Share repurchases, net of issuances and vesting	(32)
Ownership changes and other	134
747
Common equity, end of period	$26,394
Common equity increased by $747 million to $26.4 billion during the first quarter of 2019. The change includes:

•	net income attributable to shareholders of $615 million;

•	distributions of $190 million to shareholders as common and preferred share dividends;

•
foreign currency translation gains of $67 million as foreign currency spot rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments strengthened relative to the U.S. dollar;

•
other comprehensive income of $153 million relating primarily to fair value gains on financial instruments classified as FVTOCI. These gains were partially offset by losses on our net investment hedges;

•
share repurchases, net of issuances and vesting, of $32 million, which included $43 million paid to repurchase 1.0 million Class A common shares (“Class A shares”) to fund long-term compensation plans; and

•
ownership changes and other which relate in part to the gains recorded directly in equity for the partial sale of our interest in a Chilean toll road operation which we are continuing to consolidate. In addition, BPY repurchased a number of shares held by third-parties other than the Corporation on the open market; this triggered a gain which accrued to Brookfield as the shares were purchased at a discount to book value.

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP and BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
Brookfield Property Partners L.P.	$29,448	$31,580
Brookfield Renewable Partners L.P.	12,919	12,457
Brookfield Infrastructure Partners L.P.	14,316	12,752
Brookfield Business Partners L.P.	4,395	4,477
Other participating interests	6,943	6,069
	$68,021	$67,335

22 BROOKFIELD ASSET MANAGEMENT

Non-controlling interests increased by $686 million during the quarter to $68.0 billion, primarily due to:

•
comprehensive income attributable to non-controlling interests which totaled $1.0 billion; this is inclusive of foreign currency translation gains as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments strengthened relative to the U.S. dollar;

•	ownership changes attributable to non-controlling interests of $1.2 billion; and

•	net equity issuances to non-controlling interests totaling $898 million; partially offset by

•	$2.5 billion of distributions to non-controlling interests.
The increase in other participating interests relates primarily to our direct investment in the third flagship real estate fund, resulting in Brookfield consolidating the fund and investments that are controlled by the fund. The fund was previously consolidated by BPY.
FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT MAR. 31, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED MAR. 31	Period-End Spot Rate			Average Rate
	2019	2018	Change	2019	2018	Change
Australian dollar	0.7097	0.7050	1%	0.7125	0.7860	(9)%
Brazilian real[1]	3.8971	3.8745	(1)%	3.7679	3.2436	(14)%
British pound	1.3038	1.2760	2%	1.3024	1.3915	(6)%
Canadian dollar	0.7490	0.7331	2%	0.7521	0.7909	(5)%

1.	Based on U.S. dollar to Brazilian real.
As at March 31, 2019, our IFRS net equity of $26.4 billion was invested in the following currencies: United States dollars – 53% (December 31, 2018 – 56%); Brazilian reais – 13% (December 31, 2018 – 13%); British pounds – 12% (December 31, 2018 – 12%); Canadian dollars – 9% (December 31, 2018 – 7%); Australian dollars – 6% (December 31, 2018 – 6%); and other currencies – 7% (December 31, 2018 – 6%). Currency exchange rates relative to the U.S. dollar at the end of the first quarter were slightly higher than December 31, 2018 for all of our significant non-U.S. dollar investments with the exception of the Brazilian real.
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018	Change
Australian dollar	$26	$(119)	$145
Brazilian real	(66)	(70)	4
British pound	195	333	(138)
Canadian dollar	146	(213)	359
Other	155	463	(308)
Total cumulative translation adjustments	456	394	62
Currency hedges[1]	(181)	(85)	(96)
Total cumulative translation adjustments net of currency hedges	$275	$309	$(34)
Attributable to:
Shareholders	$67	$39	$28
Non-controlling interests	208	270	(62)
	$275	$309	$(34)

1.	Net of deferred income tax recovery of $9 million.
Higher period end rates for our non-U.S. dollar investments with the exception of the Brazilian real which decreased 1% from the beginning of the year, increased our equity, net of currency hedges, by $275 million. Losses on our hedges against the Australian, British and Canadian currencies, for which financial contracts and foreign currency debt are used to reduce exposures, partially offset the foreign currency translation gains. The overall result has been a net increase in net equity.
We typically do not hedge our equity in Brazil and other emerging markets due to the high costs associated with these contracts.

Q1 2019 INTERIM REPORT 23

SUMMARY OF QUARTERLY RESULTS
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrial operations. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2019	2018				2017
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues[1]	$15,208	$16,006	$14,858	$13,276	$12,631	$13,065	$12,276	$9,444
Net income	1,256	3,028	941	1,664	1,855	2,083	992	958
Net income to shareholders	615	1,884	163	680	857	1,046	228	225
Per share
– diluted	$0.58	$1.87	$0.11	$0.62	$0.84	$1.02	$0.20	$0.19
– basic	0.59	1.91	0.11	0.64	0.85	1.05	0.20	0.20

1.	2017 revenues have not been restated as we adopted IFRS 15 using the modified retrospective method as at January 1, 2018.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2019	2018				2017
FOR THE PERIODS ENDED (MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Fair value changes	$169	$257	$132	$833	$572	$280	$132	$213
Income taxes	(236)	884	(144)	(339)	(153)	(110)	(259)	(119)
Net impact	$(67)	$1,141	$(12)	$494	$419	$170	$(127)	$94

24 BROOKFIELD ASSET MANAGEMENT

Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:

•
In the first quarter of 2019, revenues decreased slightly from the prior quarter primarily due to seasonality at our residential homebuilding business and certain of our private equity operations as well as a decrease in sales volumes at our road fuel distribution business. In addition, the absence of a deferred tax recovery in our Corporate segment, as well as higher depreciation and amortization expenses due to the impact of revaluation gains reported in the fourth quarter contributed to the decrease in net income.

•
The increase in revenues in the fourth quarter of 2018 is due primarily to recent acquisitions, including a full quarter of revenues from GGP following the privatization, as well as the impact of same-store growth across the business. Consolidated net income is higher than prior period due to gains on sales of businesses, fair value valuation gains on investment properties and a deferred tax recovery in our Corporate segment. These increases were partially offset by higher interest expense from new borrowings to fund acquisitions and debts assumed from acquired businesses.

•
Revenues increased in the third quarter primarily due to recent acquisitions across all segments, including the privatization of GGP, and same-store growth, in particular improved pricing at our graphite electrode manufacturing business. Higher interest and depreciation expenses associated with recent acquisitions, and the recognition of a deferred tax expense associated with the GGP privatization, more than offset the increase in revenues.

•
The increase in revenues in the second quarter of 2018 is primarily attributable to recent acquisitions, additional home closings in our North American residential business and improved pricing at our graphite electrodes manufacturing business. Increases in direct costs offset these changes in revenue. While net income also benefited from strong performance at Norbord and valuation and transaction-related gains in our Real Estate segment, results were more than offset by higher income tax expenses and the absence of a one-time gain recognized on the sale of a business in the first quarter.

•
In the first quarter of 2018, revenues decreased due to the seasonality of our residential homebuilding and construction services businesses, partially offset by a full quarter of revenues contributed by recent acquisitions in our Renewable Power segment. Net income benefited from investment property valuation gains and other fair value gains recognized in the current quarter.

•
The increase in revenues in the fourth quarter of 2017 is attributable to same-store growth in existing operations across our business and acquisitions throughout the year. Net income benefited from gains from the sale of the European logistics company and from a change in basis of accounting for Norbord.

•
Revenues in the third quarter of 2017 increased as a result of incremental contributions from acquisitions made partway through the second quarter of 2017, as described below, that have now contributed to a full quarter. Current quarter acquisitions also added to the increase, namely the acquisition of a fuel marketing business in our Private Equity segment. Results were partially offset by higher income tax expenses in the quarter.

•
The overall increase in results in the second quarter of 2017 is predominantly attributable to acquisitions completed in the quarter, including the regulated gas transmission operation and the leading water treatment business, both in Brazil and the U.K. road fuel distribution business.

Q1 2019 INTERIM REPORT 25

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first three months of 2019, 2018, and 2017 are summarized in the following table:

	Distribution per Security
	2019	2018	2017
Class A and B1 Limited Voting Shares (“Class A and B shares”)	$0.16	$0.15	$0.14
Class A Preferred Shares
Series 2	0.13	0.11	0.09
Series 4 + Series 7	0.13	0.11	0.09
Series 8	0.19	0.16	0.13
Series 9	0.13	0.14	0.18
Series 13	0.13	0.11	0.09
Series 15	0.12	0.09	0.06
Series 17	0.22	0.23	0.22
Series 18	0.22	0.23	0.22
Series 24	0.14	0.15	0.14
Series 25	0.19	0.16	0.14
Series 26[2]	0.16	0.17	0.21
Series 28[3]	0.13	0.13	0.22
Series 30[4]	0.22	0.23	0.23
Series 32[5]	0.24	0.22	0.21
Series 34	0.20	0.21	0.20
Series 36	0.23	0.24	0.23
Series 37	0.23	0.24	0.23
Series 38	0.21	0.22	0.21
Series 40	0.21	0.22	0.21
Series 42	0.21	0.22	0.21
Series 44	0.24	0.25	0.24
Series 46	0.23	0.24	0.33
Series 48[6]	0.22	0.23	—

1.	Class B Limited Voting Shares (“Class B shares”).

2.	Dividend rate reset commenced March 31, 2017.

3.	Dividend rate reset commenced June 30, 2017.

4.	Dividend rate reset commenced December 31, 2017.

5.	Dividend rate reset commenced September 30, 2018.

6.	Issued September 13, 2017.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

26 BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.	See definition in Glossary of Terms beginning on page 52.

Q1 2019 INTERIM REPORT 27

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT MAR. 31, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues[1]			FFO[2]			Common Equity
	2019	2018	Change	2019	2018	Change	2019	2018	Change
Asset Management	$519	$499	$20	$323	$363	$(40)	$329	$328	$1
Real Estate	2,601	1,885	716	250	439	(189)	17,716	17,423	293
Renewable Power	1,043	942	101	154	100	54	5,218	5,302	(84)
Infrastructure	1,731	1,116	615	194	341	(147)	2,739	2,887	(148)
Private Equity	9,238	8,220	1,018	175	54	121	4,373	4,279	94
Residential Development	439	459	(20)	(22)	(33)	11	2,652	2,606	46
Corporate Activities	218	53	165	(23)	(94)	71	(6,633)	(7,178)	545
Total Segments	$15,789	$13,174	$2,615	$1,051	$1,170	$(119)	$26,394	$25,647	$747

1.	Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements.

2.	Total FFO is a non-IFRS measure – see definition in Glossary of Terms beginning on page 52.
Total revenues and FFO were $15.8 billion and $1.1 billion in the current quarter compared to $13.2 billion and $1.2 billion in the prior year quarter, respectively. FFO includes realized disposition gains of $223 million in 2019 compared to $473 million in the prior year quarter.
Revenues increased by $2.6 billion to $15.8 billion in the period, primarily as a result of recent acquisitions in our Real Estate, Infrastructure and Private Equity segments.
FFO excluding disposition gains increased by $131 million from the prior year quarter primarily due to:

•	contributions from recent acquisitions as described above;

•
same-store growth, including improved pricing due to re-contracting initiatives in our renewable power business, higher volumes in our Infrastructure segment’s energy operations and improved margins in our business services operations within our Private Equity segment; and

•	the market turnaround following a turbulent fourth quarter which resulted in sizable mark-to-market gains in our corporate cash and financial assets portfolio; partially offset by

•	our reduced ownership interest in BPY following the privatization of GGP in the third quarter of 2018 as well as lower earnings generated by our core retail operations; and

•	lower FFO in Norbord due to pricing decreases as well as higher losses on our energy contracts due in part to lower capacity revenues.
Additionally, while our asset management business continues to expand, with record fee bearing capital resulting in higher management fees, the absence of BBU performance fees this quarter resulted in a decrease in asset management FFO.
Disposition gains in the current quarter include a $91 million gain relating to the partial sale of interests in our Infrastructure segment’s Chilean toll road operations, a $72 million gain from the partial sale of three Canadian hydroelectric assets in our renewable power portfolio, $43 million in gains on the sales of various assets in our core retail and LP investments portfolios as well as a $17 million gain on the sale of a number of directly held multifamily properties.
Common equity increased by $747 million to $26.4 billion due primarily to contributions from earnings across our businesses, a higher ownership in BPY following share buybacks in the period and gains recognized in equity from the sale of partial interests in consolidated businesses.
Further details on segment revenues, FFO and common equity are discussed in the following sections.

28 BROOKFIELD ASSET MANAGEMENT

AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	Private Funds	Listed Partnerships	Public Securities	Total 2019	Total 2018
Real estate	$34,234	$24,486	$—	$58,720	$53,653
Renewable power	8,195	15,924	—	24,119	21,419
Infrastructure	17,496	19,276	—	36,772	33,712
Private equity	10,869	3,860	—	14,729	15,367
Diversified	—	—	15,242	15,242	13,377
March 31, 2019	$70,794	$63,546	$15,242	$149,582	n/a
December 31, 2018	$69,812	$54,339	$13,377	n/a	$137,528
Fee bearing capital increased by $12.1 billion during the quarter. The principal changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Private Funds	Listed Partnerships	Public Securities	Total
Balance, December 31, 2018	$69,812	$54,339	$13,377	$137,528
Inflows	1,456	693	632	2,781
Outflows	—	—	(882)	(882)
Distributions	(114)	(1,594)	—	(1,708)
Market valuation	118	10,158	2,164	12,440
Other	(478)	(50)	(49)	(577)
Change	982	9,207	1,865	12,054
Balance, March 31, 2019	$70,794	$63,546	$15,242	$149,582
Private fund capital increased by $1.0 billion, primarily due to:

•
$1.5 billion of inflows, including $0.9 billion of commitments to our third flagship real estate fund as well as $0.5 billion of other co-investment and separately managed account capital; partially offset by

•	$0.5 billion of capital related to a legacy retail fund that is no longer fee bearing.
Listed partnership capital increased by $9.2 billion, due to:

•	$10.2 billion increase in the market valuation of our listed partnerships as a result of increased unit prices;

•	$0.7 billion of inflows, including a Canadian bond issuance at BPY and preferred equity issued at BIP, BEP and BPY; partially offset by

•	$1.6 billion of distributions, including distributions to unitholders and unit repurchases.
Public securities capital increased by $1.9 billion, due to:

•	$2.2 billion increase in the net asset value of investments across our mutual funds and separately managed accounts; partially offset by

•	$0.3 billion of net redemptions within our natural resources and real estate public funds.

Q1 2019 INTERIM REPORT 29

Carry Eligible Capital
Carry eligible capital increased during the quarter to $59.2 billion as at March 31, 2019 (December 31, 2018 – $58.3 billion). This increase is a result of $0.9 billion of capital raised in the final close of our last flagship real estate fund.
As at March 31, 2019, $36.5 billion of carry eligible capital has already been deployed (December 31, 2018 – $36.4 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently an additional $22.6 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (December 31, 2018 – $21.9 billion).
Operating Results
Asset management FFO includes fee related earnings and realized carried interest earned by us in respect of capital managed for investors, including the capital invested by us in the listed partnerships. This is representative of how we manage the business and measures the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee related earnings and realized carried interest, net, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net1, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO
	Ref.	2019	2018	2019	2018
Fee related earnings	i	$400	$475	$238	$343
Realized carried interest	ii	119	24	85	20
Asset Management FFO		$519	$499	$323	$363

Unrealized carried interest
Generated				$324	$343
Foreign exchange				8	18
				332	361
Less: direct costs				(90)	(115)
Unrealized carried interest, net	iii			$242	$246
i.    Fee Related Earnings

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Fee revenues
Base management fees	$336	$281
Incentive distributions	64	50
Performance fees	—	143
Transaction and advisory fees	—	1
	400	475
Direct costs and other	(162)	(132)
Fee related earnings	$238	$343
Fee related earnings decreased by $105 million as a result of the absence of the $143 million performance fee earned from BBU in the prior year quarter. Excluding performance fees, fee related earnings increased by $38 million due to higher base management fees as a result of commitments to new private funds and higher listed partnership market capitalization, as well as higher incentive distributions.

1.	See definition in Glossary of Terms beginning on page 52.

30 BROOKFIELD ASSET MANAGEMENT

•	Base management fees earned from our private funds, listed partnerships and public securities businesses increased by $55 million to $336 million, a 20% increase from 2018. The increase is due to:

◦	$48 million increase in private funds fees due to private fund capital raised, predominantly in our latest flagship real estate and private equity funds; and

◦	$7 million increase in listed partnership fees from higher capitalization across the listed partnerships as a result of unit price appreciation and capital markets activity.

•
Incentive distributions from BIP, BEP and BPY increased by $14 million to $64 million, a 28% increase from 2018. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY of 7%, 5% and 5%, respectively, as well as the impact of equity issued by BPY and BIP.

•
Performance fees in the prior year quarter were earned from BBU and are calculated on an escalating threshold as 20% of the quarterly average unit price over the previous threshold. The current threshold is $41.96 (March 31, 2018 – $36.72).

•
Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $30 million year over year as we continue to build out our organization to manage the aforementioned growth in fee bearing capital.

The margin on our fee related earnings was 60% in the current quarter, which, excluding the impact of BBU performance fees, is consistent with the prior year quarter.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g. subject to “clawback”). During the quarter, we realized $85 million of carried interest, net of direct costs (2018 – $20 million). Our first flagship real estate fund has exceeded its preferred return and we now earn carried interest on all future distributions from the fund. In the quarter, the fund returned proceeds following the disposition of an opportunistic retail portfolio in China. We also recognized carried interest following the disposition of assets within our multifamily funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iii) that has accumulated based on fund performance up to the date of the financial statements.
iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2019			2018
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$2,486	$(754)	$1,732	$2,079	$(649)	$1,430
In-period change
Unrealized in period	324	(89)	235	343	(109)	234
Foreign currency revaluation	8	(1)	7	18	(6)	12
	332	(90)	242	361	(115)	246
Less: realized	(119)	34	(85)	(24)	4	(20)
	213	(56)	157	337	(111)	226
Accumulated unrealized, end of period	$2,699	$(810)	$1,889	$2,416	$(760)	$1,656
Favorable investment performance across each of our flagship private fund strategies generated $324 million of unrealized carried interest during the quarter. Along with valuation gains recognized across investments in our flagship funds, our fourth flagship private equity fund generated carried interest from the planned disposition of its global integrated services business.
Accumulated unrealized carried interest totaled $2.7 billion at March 31, 2019. We estimate that approximately $810 million of associated costs will arise on the realization of the amounts accumulated to date, predominantly associated with employee long-term incentive plans and taxes. We expect to recognize $1.4 billion of this carry, before costs, within the next three years. Realization of this carried interest is dependent on future investment performance.

Q1 2019 INTERIM REPORT 31

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Property Partners
Equity units[1]	i	$2,074	$1,594	$159	$191	$15,289	$15,160
Preferred shares		9	19	9	19	166	435
		2,083	1,613	168	210	15,455	15,595
Other real estate investments	ii	518	272	22	(5)	2,261	1,828
Realized disposition gains	iii	—	—	60	234	—	—
		$2,601	$1,885	$250	$439	$17,716	$17,423

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 81.7 million Class A limited partnership units, 4.8 million special limited partnership units, 0.1 million general partnership units, and 3.0 million BPR Class A shares, together representing an effective economic interest[2] of 55% of BPY.

2.	See “Economic ownership interest” in the Glossary of Terms beginning on page 52.
Revenues from our real estate operations increased by $716 million, primarily due to the impact of new acquisitions, most notably the privatization of GGP in the third quarter of 2018. GGP was previously an equity accounted investment. FFO prior to realized disposition gains decreased by $15 million, as contributions from new acquisitions and strong leasing activity in our core office portfolio were more than offset by our lower ownership interest in BPY following the GGP privatization.

i.	Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Core office	$140	$153
Core retail	184	116
LP investments[1]	86	96
Corporate[1]	(103)	(97)
Attributable to unitholders	307	268
Non-controlling interests	(141)	(83)
Segment reallocation and other[2]	(7)	6
Brookfield’s interest	$159	$191

1.	BPY realigned its segments during the prior year. Comparative figures have been restated to conform with the new segment presentation.

2.	Reflects fee related earnings and net carried interest reclassified to asset management segment and asset management expenses not included in operating FFO.
BPY’s FFO for the first quarter of 2019 was $307 million, of which our share was $159 million, compared to $191 million in the prior year quarter.
Core Office
FFO decreased by $13 million to $140 million primarily due to the absence of FFO from core office assets in the U.S. and Australia which were sold during the last twelve months and the impact of foreign currency. This decrease was partially offset by stronger same-property occupancy rates of 92.4% compared to 91.3% in the prior period.

32 BROOKFIELD ASSET MANAGEMENT

Core Retail
FFO increased by $68 million from the prior year quarter to $184 million as a result of:

•	the incremental contributions from BPR on a consolidated basis, after the privatization of GGP; partially offset by

•	higher operating and interest expenses associated with our incremental ownership in BPR.
LP Investments
BPY’s share of the FFO from its LP investments decreased by $10 million from the prior year quarter due to:

•	the absence of FFO from assets sold, most notably a portfolio of self-storage properties, a U.S. logistics portfolio and several multifamily assets; and

•	the impact of lower foreign exchange rates.
Corporate
BPY’s corporate expenses include interest expense, management fees and other costs. Corporate expenses of $103 million increased from the prior year quarter due to higher management fees as a result of an increased average capitalization value.

ii.	Other Real Estate Investments
Other real estate investments are primarily comprised of a direct investment in our third flagship real estate fund (BSREP III), a portfolio of operating and development assets in New York that BAM acquired from BPY in the third quarter of 2018 and a  portfolio of residential and multifamily properties held through our investment in Fairfield Residential. FFO increased to $22 million this quarter due to:

•
contributions from our direct interest in a portfolio of operating and development assets in New York and from our direct investment in BSREP III, neither of which were owned during the prior year quarter; and

•	same-store growth at our residential and multifamily properties.

iii.	Realized Disposition Gains
Realized disposition gains of $60 million relate to sales of properties across our portfolios. Most significantly, we sold:

•	interests in our opportunistic Shanghai retail portfolio, contributing a net gain of $28 million;

•	a partial interest in our directly held multifamily property portfolio, contributing a net gain of $17 million; and

•
full or partial interests in a number of retail and opportunistic properties for a total of $15 million, including the sale of several Brazilian office properties and various multifamily properties in the U.S.

Disposition gains of $234 million in the prior year quarter relate primarily to the partial sale of an office building in downtown Toronto and our interest in a mixed-use office building in Denver.
Common Equity
Common equity in our Real Estate segment increased to $17.7 billion as at March 31, 2019 from $17.4 billion as at December 31, 2018. The increase was primarily from a higher ownership of BPY and a net gain reported in equity as BPY repurchased its shares at a discount to book value during the first quarter. Also impacting common equity were positive contributions from FFO and valuation gains on investment properties which were partially offset by depreciation and distributions paid during the period.

Q1 2019 INTERIM REPORT 33

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Renewable Partners[1]	i	$1,091	$954	$130	$110	$4,679	$4,749
Energy contracts[2]	ii	(48)	(12)	(48)	(10)	539	553
Realized disposition gains	iii	—	—	72	—	—	—
		$1,043	$942	$154	$100	$5,218	$5,302

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 56.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 61% of BEP. Segment revenues at BEP include $245 million (2018 – $151 million) revenue from TERP.

2.	Known as Brookfield Energy Marketing prior to the internalization of the function by BEP effective October 31, 2018. Refer to Reference ii below for more information.
Compared to the prior year quarter, revenues generated by our renewable power operations increased by $101 million while FFO excluding realized disposition gains decreased by $18 million. Revenues and FFO were both positively impacted by contributions from recent acquisitions and recently commissioned facilities, favorable price increases and cost reductions. The overall decrease in FFO was largely a result of lower realized prices on generation sold within our directly held energy contracts.
Disposition gains for the quarter relate to the sale of interests in certain Canadian hydroelectric assets. See the realized disposition gains section for further information.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances in FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED MAR. 31 (GIGAWATT HOURS AND MILLIONS)	2019	2018	2019	2018	2019	2018
Hydroelectric	5,704	5,571	5,124	5,240	$218	$208
Wind	1,269	945	1,457	1,004	49	37
Solar	199	115	195	107	18	10
Storage and other	74	63	—	—	7	5
Corporate	—	—	—	—	(65)	(67)
Attributable to unitholders	7,246	6,694	6,776	6,351	227	193
Non-controlling interests and other[2]					(97)	(83)
Brookfield’s interest					$130	$110

1.	Proportionate to BEP; refer to definition of Proportionate basis generation in Glossary of Terms beginning on page 52.

2.	Includes incentive distributions paid to Brookfield of $12 million (2018 – $10 million) as the general partner of BEP.
BEP’s FFO for the first quarter was $227 million, of which our share was $130 million, compared to $110 million in the prior year quarter. Generation for the quarter totaled 7,246 GWh, 7% above the long-term average (“LTA”). This represents an 8% increase compared to the prior year quarter, or a 7% increase on a same-store basis excluding the impact of acquisitions.
Hydroelectric
The primary contributors to the $10 million increase in FFO to $218 million were:

•
a $6 million increase in North American FFO as generation was 2% higher than the prior year quarter (17% above LTA) while we also benefited from both cost reduction initiatives as well as the transfer of BAM’s North American energy marketing

34 BROOKFIELD ASSET MANAGEMENT

function to BEP in October 2018. This increase was partially offset by the partial sale of certain of our Canadian hydro assets in late 2018 and early 2019; and

•	an increase of $5 million in our Colombian business due to inflation indexation in our power purchase agreements, higher realized market prices and cost reduction initiatives; partially offset by

•
a $1 million decrease in our Brazilian operations as the impact of unfavorable foreign exchange more than offset contributions from a 5% increase in generation and the positive impact of re-contracting initiatives.

Wind
Wind operations’ FFO increased by $12 million to $49 million due to:

•	contributions from our increased ownership in TERP, a portfolio of European wind assets acquired in the second quarter of 2018 and recently commissioned development projects; and

•	improved pricing from re-contracting initiatives; partially offset by

•	the impact of unfavorable foreign exchange rates in Brazil.
Solar
FFO from our solar operations increased by $8 million over the prior year quarter due to contributions from our acquisition of a portfolio of European solar assets in the second quarter of 2018 as well as our increased ownership in TERP.
Storage and Other
Storage and other activities contributed $7 million of FFO this year compared to $5 million in the prior year quarter. The increase is due to improved capacity pricing and generation at our existing pumped storage facility in North America.
Corporate
The corporate FFO deficit decreased by $2 million due to the impact of a weaker Canadian dollar on CAD-denominated preferred share unit distributions and lower interest expense.

ii.	Energy Contracts
In the fourth quarter of 2018, we transferred our North American energy marketing function to BEP, along with our long-term power contract in Ontario (please refer to Part 3 and Part 5 of Management’s Discussion and Analysis in our 2018 Annual Report for more information). As a result of the transfer, the New York power contract is the only power contract that remains in place between BAM and BEP.
During the quarter, we purchased 1,139 GWh from BEP at $75 per MWh, compared to 2,495 GWh at $69 per MWh in the prior year quarter. We sold the purchased generation at an average selling price of $32 per MWh compared to $65 per MWh in the prior year. The prior year benefited from contracted sales which have now been internalized within BEP. The internalization has also reduced the level of generation we have committed to purchase from BEP.
As a result of the negative margins realized on the sale of power purchased in certain markets, we incurred an FFO deficit of $48 million in 2019 compared to $10 million in the prior year quarter. The increase in our FFO deficit was mainly attributable to lower capacity revenues and lower realized pricing on generation sold.

iii.	Realized Disposition Gains
Realized disposition gains relate to the sale of a further 25% interest in select Canadian hydroelectric assets in Ontario and British Columbia in the first quarter of 2019. We currently own 50% of these assets and have retained a controlling interest.
Common Equity
Common equity in our Renewable Power segment is $5.2 billion at March 31, 2019 compared to $5.3 billion at December 31, 2018. The contribution from FFO was more than offset by depreciation and distributions paid to investors. Our renewable power property, plant and equipment is revalued annually and as such common equity in this segment is typically not affected by revaluation items during the first three quarters of the year.

Q1 2019 INTERIM REPORT 35

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Infrastructure Partners[1]	i	$1,635	$1,030	$92	$89	$1,958	$1,916
Sustainable resources and other	ii	96	86	11	8	781	971
Realized disposition gains	iii	—	—	91	244	—	—
		$1,731	$1,116	$194	$341	$2,739	$2,887

1.
Brookfield’s interest in BIP consists of 115.8 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units together representing an economic interest of 30% of BIP.

Revenues generated by our Infrastructure segment increased by $615 million and FFO excluding realized disposition gains increased by $6 million compared to the prior year quarter due to same-store growth of 10% across the business and incremental earnings from recent acquisitions. These increases were partially offset by the absence of a full quarter of contributions from our Chilean electricity transmission business that was sold late in the first quarter of 2018 and the unfavorable impact of foreign exchange, particularly the Brazilian real.

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO excluding realized gains by business line to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Utilities	$137	$169
Transport	139	137
Energy	107	66
Data infrastructure	28	19
Corporate	(60)	(58)
Attributable to unitholders	351	333
Non-controlling interests and other[1]	(259)	(244)
Brookfield’s interest	$92	$89

1.	Includes incentive distributions paid to Brookfield of $38 million (2018 – $34 million) as the general partner of BIP.
BIP’s FFO in 2019 was $351 million, of which our share was $92 million compared to $89 million in the prior year quarter. Key variances are described below.
Utilities
FFO of $137 million was $32 million lower than the prior year quarter. The decrease is primarily due to:

•	the absence of contributions from our Chilean electricity transmission business which was sold late in the first quarter of 2018;

•	increased borrowing costs from the issuance of debt by our Brazilian regulated gas transmission business; and

•	the impact of lower foreign exchange rates; partially offset by

•	5% organic growth primarily due to inflation-indexation and strong connection activity at our U.K. regulated distribution business.

36 BROOKFIELD ASSET MANAGEMENT

Transport
FFO in our transport segment of $139 million was largely in line with the prior year quarter though impacted by:

•
6% same-store growth on a constant currency basis primarily from higher agricultural volumes in our rail business, GDP-linked volume growth at our port operations and higher traffic and tariffs at a majority of our toll road operations; partially offset by

•	lower iron ore volumes in our Australian rail business;

•	the expiry of one of our state concessions in our Brazilian toll road business; and

•	the impact of lower foreign exchange rates.
Energy
FFO from our energy operations of $107 million was $41 million higher than the prior year quarter due to:

•	contributions from recent acquisitions, including our North American residential infrastructure and Canadian natural gas midstream businesses;

•	higher transportation volumes from recently secured contracts in our North American natural gas transmission business; and

•	higher revenues at our natural gas storage business due to colder winter weather.
Data Infrastructure
FFO from our data infrastructure operations of $28 million was $9 million higher than the prior year quarter due to:

•	contributions from recent acquisitions, including our global data center portfolio;

•	inflation indexation resulting in same-store growth of 13%; and

•	capital commissioned at our French telecommunications business.
Corporate
The FFO deficit of $60 million was largely in line with the prior year quarter.

ii.	Sustainable Resources and Other
FFO in the current period was largely in line with the prior year quarter as better corn and soybean harvests in our Brazilian agricultural business were partially offset by the impact of unfavorable exchange rates.

iii.	Realized Disposition Gains
BIP sold 33% of its investment in a Chilean toll road business during the quarter, recognizing a disposition gain in FFO of $91 million. We have retained a controlling interest in this business.
Realized disposition gains of $244 million during the first quarter of 2018 resulted from the sale of our Chilean electricity transmission business.
Common Equity
Common equity in our Infrastructure segment was $2.7 billion as at March 31, 2019 (December 31, 2018 – $2.9 billion). Contributions from FFO were more than offset by depreciation, distributions to unit holders and capital repaid to BAM on certain of our other directly held investments.
This equity is primarily our investment in property, plant and equipment and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations.

Q1 2019 INTERIM REPORT 37

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2019	2018	2019	2018	2019	2018
Brookfield Business Partners[1]	i	$9,221	$8,210	$139	$2	$2,065	$2,017
Norbord	ii	—	—	25	52	1,267	1,287
Other investments	iii	17	10	11	5	1,041	975
Realized disposition gains		—	—	—	(5)	—	—
		$9,238	$8,220	$175	$54	$4,373	$4,279

1.
Brookfield’s interest in BBU consists of 63.1 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 68% of BBU.

Revenues generated from our private equity operations increased by $1.0 billion primarily as a result of acquisitions completed in the last 12 months, most notably our service provider to the power generation industry and our service provider to the offshore oil production industry. These increases were partially offset by a decrease in revenues at our road fuel distribution business due to lower sales volumes in Brazil.
FFO, prior to disposition gains, increased by $116 million to $175 million due to the absence of performance fees paid to the manager during the quarter (2018 – $97 million) and contributions from recent acquisitions, primarily our service provider to the power generation industry during the third quarter of the prior year.

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Business services[1]	$32	$17
Infrastructure services[1]	102	22
Industrial operations[1]	81	114
Corporate	(10)	(15)
Attributable to unitholders	205	138
Performance fees	—	(143)
Non-controlling interests	(66)	2
Segment reallocation and other[2]	—	5
Brookfield’s interest	$139	$2

1.	BBU reclassified its segments during the prior year. Comparative figures have been restated to conform with the new segment presentation.

2.
Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.

BBU generated $205 million of FFO, of which our share was $139 million, compared to $2 million in the prior year quarter.
Business Services
Business services’ FFO increased by $15 million to $32 million due to:

•	higher margins from increased project activity at our construction services business; and

•	increased margins at our road fuel distribution business.

38 BROOKFIELD ASSET MANAGEMENT

Infrastructure Services
Within our infrastructure services operations, we generated $102 million of FFO, compared to $22 million in the prior year quarter, primarily due to acquisitions, including contributions from our service provider to the power generation industry which was acquired during the third quarter of the prior year. Results this quarter were strong as a significant number of fuel assemblies, which are typically shipped in the first half of the year, were delivered in the first quarter. These contributions were partially offset by interest expense on the incremental borrowings from these acquisitions.
Industrial Operations
FFO from our industrial operations decreased by $33 million to $81 million due to:

•	lower ownership of our graphite electrode manufacturing business following the IPO and secondary offerings in the prior year; and

•	the sale of our Australian energy operations during the fourth quarter of the prior year; partially offset by

•	stronger pricing and performance at our palladium mining operations.
Corporate
The Corporate FFO deficit decreased by $5 million to $10 million primarily due to interest earned on deposits, partially offset by increased general and administrative expenses.
Performance Fees
BBU pays performance fees quarterly based on the volume-weighted average increase in BBU’s unit price above the previous threshold on which fees were paid. During the period, BBU paid $nil in performance fees, as compared to $143 million in the first quarter of 2018, which were recorded as income in our Asset Management segment.

ii.	Norbord
Our share of Norbord’s FFO decreased by $27 million to $25 million primarily due to decreased oriented strand board (“OSB”) pricing compared to the first quarter of the prior year.

iii.	Other Investments
FFO from other investments increased by $6 million to $11 million primarily due to a one-time claims settlement received by a financial asset in our private equity portfolio.
Common Equity
Common equity in our Private Equity was $4.4 billion as at March 31, 2019 (December 31, 2018 – $4.3 billion). Contributions from operating performance were partially offset by distributions to unit holders and depreciation expense. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

Q1 2019 INTERIM REPORT 39

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT MAR. 31, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2019	2018	2019	2018	2019	2018
North America	$364	$283	$1	$(4)	$1,790	$1,758
Brazil and other	75	176	(23)	(29)	862	848
	$439	$459	$(22)	$(33)	$2,652	$2,606
North America
FFO from our North American operations increased by $5 million from the prior year quarter.
Housing operations contributed $14 million more FFO than the prior year quarter as:

•	U.S. housing operations’ contributed an additional $13 million of FFO, resulting primarily from a 50% increase in the number of home closings; and

•
Canadian housing operations’ results improved by $1 million as an increase in home closings was partially offset by a decrease in the margin percentage as a result of geographic and product mix of homes sold.

Our sales and marketing expense increased by $6 million from the prior year, primarily due to an increase in housing sales as described above.
FFO from our land development operations decreased by $3 million due to a decrease in average lot selling prices in both the U.S. and Canadian markets due to the geographical mix of lots sold; this was partially offset by more land closings in the U.S.
As at March 31, 2019, we had 89 active housing communities (2018 – 88) and 30 active land communities (2018 – 30).
Brazil and Other
FFO from our Brazilian operations improved by $6 million to a loss of $23 million in the current quarter due to better margins on units sold and the impact of foreign exchange, as the weakening of the Brazilian real against the U.S. dollar reduced the deficit.
Our focus over the past few years has been delivering projects and selling remaining inventory of units associated with projects launched prior to the economic downturn. During the first quarter of 2019, we completed and delivered five projects as compared to one project during the prior year quarter. We continued to sell down inventory from our legacy projects this quarter, and overall contributions from these sales were below the level required to cover fixed costs, including marketing expenses.
We began 2019 with 22 projects under construction and as of March 31, 2019, we have 21 projects under construction, of which 19 relate to new projects launched since late 2016 which command higher margins than older projects.
Common Equity
Common equity was $2.7 billion at March 31, 2019 (December 31, 2018 – $2.6 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process.

40 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT MAR. 31, 2019 AND DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2019	2018	2019	2018	2019	2018
Corporate cash and financial assets, net	$90	$26	$98	$22	$3,894	$2,275
Corporate borrowings[1]	—	—	(87)	(78)	(7,459)	(6,409)
Preferred equity[2]	—	—	—	—	(4,149)	(4,168)
Other corporate investments	128	27	3	(1)	46	43
Corporate costs and taxes/net working capital	—	—	(37)	(37)	1,035	1,081
	$218	$53	$(23)	$(94)	$(6,633)	$(7,178)

1.	Repaid C$600 million of corporate debt with cash on hand subsequent to quarter end.

2.	FFO excludes preferred share distributions of $37 million (2018 – $38 million).
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at March 31, 2019, our portfolio of corporate cash and financial assets includes $2.6 billion of cash and cash equivalents (December 31, 2018 – $1.3 billion), which increased primarily due to $1.0 billion of corporate debt issued during the quarter as well as strong performance from our portfolio of cash and financial assets. Subsequent to quarter-end, C$600 million of notes were repaid.
Our corporate cash and financial assets generated FFO of $98 million which was $76 million higher than the prior year quarter due, primarily due to the recovery of the stock market following a turbulent fourth quarter, resulting in mark-to-market gains across our trading portfolio.
Corporate borrowings are generally issued with fixed interest rates. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $87 million FFO expense reported through corporate borrowings reflects the interest expense on those borrowings. This increased from the prior year quarter primarily as a result of $1.0 billion of corporate debt issued during the quarter.
Preferred equity does not revalue under IFRS. In the first quarter of 2019, we purchased approximately 0.8 million preferred shares across different series through the normal-course issuer bid (“NCIB”) program, resulting in a $19 million decrease in the amount outstanding.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Net working capital includes accounts receivable, accounts payable, other assets and other liabilities, and was in an asset position of $1.0 billion as at March 31, 2019, consistent with the prior year. Included within this balance are net deferred income tax assets of $1.9 billion (December 31, 2018 – $1.9 billion). FFO includes corporate costs and cash taxes which are generally consistent with the prior year quarter.
The common equity deficit in our Corporate segment of $6.6 billion at March 31, 2019 is lower than the prior year deficit of $7.2 billion primarily due to the recovery of the stock market, resulting in gains in our investments portfolio, as well as the impact of the proceeds that we received for syndicating an investment to third parties that we were warehousing on behalf of our long-lived core infrastructure fund.

Q1 2019 INTERIM REPORT 41

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At March 31, 2019, our corporate capitalization was $41.1 billion (December 31, 2018 – $38.7 billion) with a debt to capitalization of 18% (December 31, 2018 – 17%). On April 9, 2019, we repaid $450 million (C$600 million) of corporate term debt, reducing our debt to capitalization to 17%.
Consolidated Capitalization1 – reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. At March 31, 2019, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests.
Our Share of Capitalization1 – reflects our proportionate exposure of debt and equity balances in consolidated entities and our share of the debt and equity in our equity accounted investments.
The following table presents our capitalization on a consolidated, corporate and our share basis:

		Corporate		Consolidated		Our Share
AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	Ref.	2019	2018	2019	2018	2019	2018
Corporate borrowings	i	$7,459	$6,409	$7,459	$6,409	$7,459	$6,409
Non-recourse borrowings
Subsidiary borrowings	i	—	—	7,308	8,600	4,228	5,174
Property-specific borrowings	i	—	—	104,242	103,209	38,409	35,943
		7,459	6,409	119,009	118,218	50,096	47,526
Accounts payable and other		2,827	2,299	27,928	23,989	11,890	10,297
Deferred income tax liabilities		233	197	12,511	12,236	4,261	4,425
Subsidiary equity obligations		—	—	3,941	3,876	1,882	1,658
Liabilities associated with assets classified as held for sale		—	—	2,272	812	229	262
Equity
Non-controlling interests		—	—	68,021	67,335	—	—
Preferred equity	ii	4,149	4,168	4,149	4,168	4,149	4,168
Common equity	iii	26,394	25,647	26,394	25,647	26,394	25,647
		30,543	29,815	98,564	97,150	30,543	29,815
Total capitalization		$41,062	$38,720	$264,225	$256,281	$98,901	$93,983

Debt to capitalization	18%	17%	45%	46%	51%	51%

1.	See definition in Glossary of Terms beginning on page 52.

42 BROOKFIELD ASSET MANAGEMENT

i.    Borrowings
Corporate Borrowings

	Average Rate		Average Term (Years)		Consolidated
AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Term debt	4.6%	4.5%	10	10	$7,508	$6,450
Revolving facilities	—%	—%	4	4	—	—
Deferred financing costs	n/a	n/a	n/a	n/a	(49)	(41)
Total					$7,459	$6,409
As at March 31, 2019, corporate borrowings included term debt of $7.5 billion (December 31, 2018 – $6.5 billion) which had an average term to maturity of 10 years (December 31, 2018 – 10 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from April 2019 until 2047. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is due to the issuance of $1 billion of 4.85% notes with maturity of 2029, as well as $60 million of foreign currency appreciation.
On April 9, 2019, we repaid $450 million (C$600 million) of corporate term debt.
We had no commercial paper or bank borrowings outstanding at March 31, 2019 (December 31, 2018 – $nil). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities with maturities ranging from 2019 to 2023. As at March 31, 2019, $70 million of the facilities were utilized for letters of credit (December 31, 2018 – $68 million).
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation.

	Average Rate		Average Term		Consolidated
AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Real estate	4.7%	4.4%	3	2	$1,434	$2,504
Renewable power	4.4%	4.0%	6	5	1,668	2,328
Infrastructure	3.6%	3.6%	5	5	2,478	1,993
Private equity	3.9%	3.9%	—	1	47	52
Residential development	6.3%	6.2%	3	4	1,681	1,723
Total	4.6%	4.5%	4	4	$7,308	$8,600
Subsidiary borrowings generally have no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU). Subsidiary borrowings decreased by $1.3 billion as our subsidiaries repaid amounts drawn on their credit facilities with proceeds from capital recycling programs. This was partially offset by the issuance of BPY’s five-year C$350 million notes.

Q1 2019 INTERIM REPORT 43

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the listed partnerships.

	Average Rate		Average Term		Consolidated
AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Real estate	4.8%	4.7%	4	4	$63,686	$63,494
Renewable power	5.4%	5.4%	9	10	14,185	14,233
Infrastructure	5.6%	5.2%	6	6	15,732	14,334
Private equity and other	6.8%	6.2%	6	6	10,326	10,820
Residential development	7.0%	8.0%	2	2	313	328
Total	5.2%	5.0%	5	6	$104,242	$103,209
Property-specific borrowings have increased by $1.0 billion since December 31, 2018. The additional borrowings in our infrastructure operations are primarily related to the acquisition of a natural gas pipeline business in India and additional borrowings at our South American toll roads business. In addition to acquisitions, the remainder of the increase in consolidated borrowings is driven by drawings on new or existing subscription facilities and additional debt assumed for growth capital expenditures. These increases were partially offset by asset sales across the business.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate debt to fixed rates.
As at March 31, 2019, 72% of our share of debt outstanding, reflecting swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	Fixed Rate				Floating Rate
	2019		2018		2019		2018
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.6%	$7,459	4.5%	$6,409	—%	$—	—%	$—
Subsidiary borrowings	4.7%	5,641	4.8%	5,296	4.3%	1,667	4.0%	3,304
Property-specific borrowings	5.2%	40,993	4.9%	39,318	5.2%	63,249	5.1%	63,891
Total	5.0%	$54,093	4.9%	$51,023	5.2%	$64,916	5.0%	$67,195
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)		2019	2018	2019	2018
Fixed rate-reset	Perpetual	4.3%	4.3%	$2,878	$2,893
Fixed rate	Perpetual	4.8%	4.8%	740	744
Floating rate	Perpetual	2.9%	2.9%	531	531
Total		4.2%	4.2%	$4,149	$4,168
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at March 31, 2019 was 285 basis points.

44 BROOKFIELD ASSET MANAGEMENT

During the first quarter of 2019, we repurchased 646,556 and 161,963 of our fixed rate-reset and perpetual fixed rate preferred shares, respectively, with a face value of $19 million.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding common shares during the periods are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Outstanding at beginning of period	955.1	958.8
Issued (repurchased)
Repurchases	(1.0)	(5.2)
Long-term share ownership plans[1]	1.1	3.4
Dividend reinvestment plan and others	0.1	—
Outstanding at end of period	955.3	957.0
Unexercised options and other share-based plans[1]	49.7	46.5
Total diluted shares at end of period	1,005.0	1,003.5

1.	Includes management share option plan and restricted stock plan.
The company holds 37.8 million Class A shares (2018 – 34.0 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 8.1 million (2018 – 4.7 million) shares issuable in respect of these plans based on the market value of the Class A shares at March 31, 2019, resulting in a net reduction of 29.7 million (2018 – 29.3 million) diluted shares outstanding.
During the first quarter of 2019, 1.8 million options were exercised, of which 1.0 million were exercised on a net-settled basis, resulting in the cancellation of 0.8 million vested options.
The cash value of unexercised options was $1.3 billion as at March 31, 2019 (2018 – $1.1 billion) based on the proceeds that would be paid on exercise of the options.
As of May 14, 2019, the Corporation had outstanding 955,288,336 Class A shares and 85,120 Class B shares. Refer to Note 11 of the interim consolidated financial statements for additional information on equity.
LIQUIDITY
Corporate Liquidity
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:

•	Cash and financial assets, net of deposits and other associated liabilities; and

•	Undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal subsidiaries BPY, BEP, BIP and BBU because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at period end was $11.8 billion, or inclusive of investor commitments to our private funds, was $36.3 billion at the end of the period, as we continue to pursue a number of  attractive investment opportunities.
Capital Requirements
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities. Periodically, we will also fund acquisitions and seed new investment strategies. At the listed partnership level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or listed partnerships that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.

Q1 2019 INTERIM REPORT 45

In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed partnerships. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund alongside BPY’s $1 billion commitment. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
Core and Total Liquidity
The following table presents core liquidity of the Corporation and operating segments:

AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	Corporate	Real Estate	Renewable Power	Infrastructure	Private Equity	Total 2019	Total 2018
Cash and financial assets, net	$3,894	$35	$319	$482	$823	$5,553	$3,752
Undrawn committed credit facilities	1,865	1,565	1,393	595	825	6,243	7,061
Core liquidity	5,759	1,600	1,712	1,077	1,648	11,796	10,813
Uncalled private fund commitments	—	14,227	611	3,531	6,142	24,511	23,575
Total liquidity	$5,759	$15,827	$2,323	$4,608	$7,790	$36,307	$34,388

1.	See definition in Glossary of Terms beginning on page 52.
As at March 31, 2019, the Corporation’s core liquidity was $5.8 billion, consisting of $3.9 billion in cash and financial assets, net of deposits and other liabilities and $1.9 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our listed partnerships and private funds, as well as seeding new investment products.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on page 47. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
The Corporation generates significant cash available for distribution and/or reinvestment. Our primary sources of recurring cash flows include:

•	Fee related earnings from our asset management activities and proceeds in the form of realized carried interest from asset sales within private funds.

•	Distributions from invested capital, in particular our listed partnerships.

•	Other invested capital earnings: comprised of our wholly owned investments offset by corporate interest expense, corporate costs and taxes and dividends paid on preferred shares.
During the first quarter of 2019, we generated $506 million of cash available for distribution or reinvestment, inclusive of:

•	$238 million fee related earnings;

•	$85 million realized carried interest, net;

•	$383 million of distributions from our listed partnerships and other investments; partially offset by

•	other invested capital earnings, including preferred share dividends paid, which resulted in expenses of $200 million.
The Corporation paid $153 million in cash dividends on its common equity during the quarter ended March 31, 2019.

46 BROOKFIELD ASSET MANAGEMENT

Earnings and distributions received by the Corporation are available for distribution or reinvestment and are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
1) Asset management FFO
Fee revenues	$400	$475
Direct costs	(162)	(132)
Fee related earnings	238	343
Realized carried interest	85	20
	323	363
2) Distributions from investments
Listed partnerships	346	326
Corporate cash and financial assets	7	46
Other investments	30	18
	383	390
3) Other invested capital earnings
Corporate borrowings	(87)	(78)
Corporate costs and taxes	(37)	(37)
Other wholly owned investments	(39)	(38)
	(163)	(153)
Preferred share dividends	(37)	(38)
Cash available for distribution and/or reinvestment	$506	$562
The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT MAR. 31, 2019 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Annualized Distributions (Current Rate)[3]	First Quarter Distributions (Actual)
Distributions from investments
Listed partnerships
Brookfield Property Partners[4]	55%	522.3	$1.32	$10,910	$701	$181
Brookfield Renewable Partners	61%	188.4	2.06	6,019	388	99
Brookfield Infrastructure Partners	30%	117.7	2.01	4,927	237	61
Brookfield Business Partners	68%	87.9	0.25	3,477	22	5
					1,348	346
Corporate cash and financial assets[5]	various	various	various	3,894	238	7
Other investments
Norbord	43%	34.8	1.20	958	42	11
Other[6]	various	various	various	various	75	19
					117	30
Total					$1,703	$383

1.	Based on current distribution policies.

2.	Quoted value represents the value of Brookfield owned units as at market close on March 31, 2019.

3.
Distributions (current rate) are calculated by multiplying units held as at March 31, 2019 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 52.

4.
BPY’s quoted value includes $166 million of preferred shares. Fully diluted ownership is 51%, assuming conversion of convertible preferred shares held by a third party. BPY’s first quarter distributions include $9 million of preferred share dividends received by the Corporation.

5.	Includes cash and cash equivalents and financial assets net of deposits.

6.	Other includes cash distributions from Acadian, our 27.5% interest in a BAM-sponsored real estate venture in New York and a listed investment in our Private Equity segment.

Q1 2019 INTERIM REPORT 47

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Operating activities	$1,596	$1,272
Financing activities	25	1,042
Investing activities	(3,231)	(1,398)
Change in cash and cash equivalents	$(1,610)	$916
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $1.6 billion in 2019, a $324 million increase from the first quarter of 2018. Operating cash flows prior to non-cash working capital and residential inventory were $1.9 billion this quarter, $23 million higher than the prior year quarter due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months, partially offset by the negative impact of foreign currency translation.
Financing Activities
The company had a net cash inflow of $25 million from financing activities during the first quarter of 2019, compared to $1.0 billion in the first quarter 2018. Our subsidiaries issued $8.4 billion (2018 – $9.3 billion) and repaid $7.0 billion (2018 – $8.0 billion) of non-recourse borrowings, for a net issuance of $1.4 billion (2018 – $1.3 billion) during the quarter. We raised $1.6 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, repaid $440 million of short-term borrowings backed by private fund commitments and returned $3.2 billion to our investors in the form of either distributions or returns of capital.
Investing Activities
During the first quarter of 2019, we invested $6.3 billion and generated proceeds of $3.0 billion from dispositions for net cash deployed in investing activities of $3.3 billion. This compares to net cash deployed of $1.2 billion during the same period in 2018. We acquired $2.3 billion of consolidated subsidiaries, primarily within our infrastructure operations, as well as $925 million of equity accounted investments during the quarter. Refer to our Acquisitions of Consolidated Entities in Note 4 to the consolidated financial statements for further details. We continued to acquire and sell financial assets, which represent a net outflow of $147 million, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk.

48 BROOKFIELD ASSET MANAGEMENT

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2018 consolidated financial statements.
Adoption of New Accounting Standards
We adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019.
The adoption of IFRS 16 eliminates the distinction between operating and finance leases and brings onto the balance sheet the discounted lease liabilities and corresponding ROU assets. We adopted the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019 and comparative periods are not restated. The opening adjustment resulted in the capitalization of approximately $4.4 billion of lease liabilities and corresponding ROU assets, with no impact on our total equity. IFRS 16 substantially carries forward lessor accounting requirements.
IFRS 16 requires us to exercise significant judgment, including determining whether a contract is, or contains, a lease, determining what payments are to be included, including whether or not a lease extension or termination option is likely to be exercised, and determining if variable lease payments are in-substance fixed, which would require them to be included in the determination of the lease liability. Estimates used in applying the standard include estimating the total lease term of each contract that is in the scope of the standard as well as determining the appropriate rate at which to discount the lease payments.
Consolidated Financial Information
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 of Management’s Discussion and Analysis in the December 31, 2018 Annual Report for additional information.
Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income. Please refer to Part 5 of Management’s Discussion and Analysis in the December 31, 2018 Annual Report for additional information about our methodologies, processes and controls.

Q1 2019 INTERIM REPORT 49

	Core Office		Core Retail		LP Investments and Other		Weighted Average
AS AT MAR. 31, 2019 AND DEC. 31, 2018	2019	2018	2019	2018	2019	2018	2019	2018
Discount rate	6.7%	6.8%	7.1%	7.1%	7.5%	7.5%	7.2%	7.2%
Terminal capitalization rate	5.7%	5.7%	6.0%	6.0%	6.9%	6.9%	6.1%	6.1%
Investment horizon (years)	11	11	12	12	8	8	10	10
The determination of fair value requires the use of estimates which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which are diversified by asset class, geography and market, to materially affect the methodologies or assumptions used to determine the estimated fair values. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently of one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates, terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (e.g. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.
The following table presents the impact on the fair value of our consolidated investment properties as at March 31, 2019 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT MAR. 31, 2019 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$15,808	$812
Canada	4,459	456
Australia	2,433	180
Europe	1,547	—
Brazil	329	3
Core retail	17,740	612
LP investments and other
LP investments office	7,403	278
LP investments retail	3,081	121
Logistics	69	3
Mixed-use	2,649	120
Multifamily	4,177	206
Triple net lease	5,105	176
Self-storage	949	33
Student housing	2,385	98
Manufactured housing	2,375	104
Other investment properties[1]	14,497	298
Total	$85,006	$3,500

1.	Includes investments in office, mixed-use and student housing properties which are held through our direct investment in BSREP III as well as other directly held investment properties.

50 BROOKFIELD ASSET MANAGEMENT

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25c, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The consolidated financial statements accompanied by this MD&A give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidated financial statements taken as whole; and

•
The management report included in this MD&A gives a true and fair review of the information required under the Dutch Act regarding the company and the undertakings included in the consolidated financial statements taken as a whole as of March 31, 2019, and of the development and performance of the business for the three months then ended.

Q1 2019 INTERIM REPORT 51

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and listed partnerships as investors.
We use asset manager to refer to our asset management segment which offers a variety of investment products to our investors:

•
We have 42 active funds across major asset classes; real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.

•	We refer to BPY, BEP, BIP and BBU as our listed partnerships.

•
We refer to our public securities group as public securities. This group manages fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

•	Acadian – Acadian Timber Corp.

•	BBU – Brookfield Business Partners L.P.

•	BEMI – Brookfield Energy Marketing Inc.

•	BEP – Brookfield Renewable Partners L.P.

•	BIP – Brookfield Infrastructure Partners L.P.

•	BPY – Brookfield Property Partners L.P.

•	BPR – Brookfield Property REIT Inc. (formerly GGP Inc.)

•	GGP – GGP Inc.

•	Norbord – Norbord Inc.

•	TerraForm Power (“TERP”) – TerraForm Power, Inc.
Performance Measures
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee bearing capital and are accrued quarterly. Base management fees, including private fund base fees and listed partnership base fees, are IFRS measures.
Private fund base fees are typically earned on fee bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Listed partnership base fees are earned on the total capitalization, including debt and market capitalization, of the listed partnerships, which includes our investment. Base fees for BPY, BEP and TERP include a quarterly fixed fee amount of $12.5 million, $5 million and $3 million, respectively. BPY and BEP each pay additional fees of 1.25% on the increase in market capitalization above their initial capitalization of $11.5 billion and $8 billion, respectively. TERP pays an additional fee of 1.25% on the increase above initial per unit price at the time of acquisition. Base fees for BPR, BIP and BBU are 1.25% of total capitalization. BPR capital is subject to a 12-month fee waiver which will expire at the end of August 2019.

52 BROOKFIELD ASSET MANAGEMENT

Capitalization at “our share” is a non-IFRS measure and presents our share of debt and other obligations based on our ownership percentage of the related investments. We use this measure to provide insight into the extent to which our capital is leveraged in each investment, which is an important component of enhancing shareholders returns. This may differ from our consolidated leverage because of the varying levels of ownership that we have in consolidated and equity accounted investments, that in turn have different degrees of leverage. We also use capitalization at our share to make financial risk management decisions at the Corporation.
A reconciliation of consolidated liabilities and equity to capitalization at our share is provided below:

AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
Total consolidated liabilities and equity	$264,225	$256,281
Add: our share of debt of investments in associates	10,355	9,533
Less: non-controlling interests’ share of liabilities
Non-recourse borrowings	(79,268)	(80,225)
Liabilities associated with assets held for sale	(2,043)	(550)
Accounts payable and other	(16,038)	(13,692)
Deferred tax liabilities	(8,250)	(7,811)
Subsidiary equity obligations	(2,059)	(2,218)
Non-controlling interests	(68,021)	(67,335)
Total capitalization at our share	$98,901	$93,983
Carried interest is an IFRS measure that is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to clawback until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT MAR. 31 (MILLIONS)	2019	2018
Carry eligible capital	$59,153	$46,558
Less:
Uncalled private fund commitments	(22,614)	(22,021)
Co-investments and other	(5,736)	(2,345)
Funds not yet at target preferred return	(5,912)	(2,863)
Adjusted carry eligible capital	$24,891	$19,329

Q1 2019 INTERIM REPORT 53

Cash available for distribution and/or reinvestment is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e. fee related earnings and realized carried interest, net); distributions from our listed partnerships, other investments that pay regular cash distributions and distributions from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; net of preferred share dividend payments.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Asset management FFO	$323	$363
Distributions from investments	383	390
Other invested capital earnings
Corporate borrowings	(87)	(78)
Corporate costs and taxes	(37)	(37)
Other wholly owned investments	(39)	(38)
	(163)	(153)
Preferred share dividends	(37)	(38)
Cash available for distribution and/or reinvestment	$506	$562
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, listed partnerships and directly-held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to 8% of the weighted average balance of the last four quarters of our corporate cash and financial assets. Distributions on our unlisted investments are calculated based on the quarterly distributions received in the most recent fiscal year.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee bearing capital represents the capital committed, pledged or invested in the listed partnerships, private funds and public securities that we manage which entitles us to earn fee revenues. Fee bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts we utilize the following definitions:

•	Inflows include capital commitments and contributions to our private and public securities funds and equity issuances in our listed partnerships.

•	Outflows represent distributions and redemptions of capital from within the public securities capital.

54 BROOKFIELD ASSET MANAGEMENT

•
Distributions represent quarterly distributions from listed partnerships as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.

•	Market activity includes gains (losses) on portfolio investments, listed partnerships and public securities based on market prices.

•	Other includes changes in net non-recourse leverage included in the determination of listed partnership capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee related earnings is an IFRS measure that is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues is an IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Total		Per Share
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2019	2018	2019	2018
Net income	$1,256	$1,855	$1.25	$1.86
Realized disposition gains recorded as fair value changes or equity	232	420	0.24	0.43
Non-controlling interest in FFO	(1,602)	(1,462)	(1.64)	(1.49)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	251	333	0.26	0.34
Fair value changes	(169)	(572)	(0.17)	(0.59)
Depreciation and amortization	1,034	670	1.06	0.69
Deferred income taxes	49	(74)	0.04	(0.08)
Total FFO	$1,051	$1,170	$1.04	$1.16
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements and contracts that our operating businesses enter into such as leases and take or pay contracts, and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.

Q1 2019 INTERIM REPORT 55

Incentive distributions is an IFRS measure that is determined by contractual arrangements; incentive distributions are paid to us by BPY, BEP, BIP and TERP and represent a portion of distributions paid by listed partnerships above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT MAR. 31, 2019	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure Partners (BIP)	$2.01	$0.81	/	$0.88	15% / 25%
Brookfield Renewable Partners (BEP)	2.06	1.50	/	1.69	15% / 25%
Brookfield Property Partners (BPY)	1.32	1.10	/	1.20	15% / 25%

1.	Current rate based on most recently announced distribution rates.

2.	We are also entitled to earn a portion of increases in distributions by TERP, based on distribution hurdles of $0.93 and $1.05. TERP's current annual distribution has not yet reached the first hurdle.
Invested capital consists of investments in our listed partnerships, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within public securities funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.

56 BROOKFIELD ASSET MANAGEMENT

Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the period:

AS AT MAR. 31 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2019
Real Estate	$8,568	1.8x	20%	16%
Infrastructure	13,994	1.4x	20%	15%
Private Equity	2,329	2.7x	20%	20%
	$24,891
2018
Real Estate	$8,369	1.8x	20%	17%
Infrastructure	9,105	1.5x	20%	16%
Private Equity	1,855	2.6x	20%	20%
	$19,329

1.	Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.

2.
Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90%-1.50% and our opportunistic and private equity funds pay fees of 1.50%-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.

3.	Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.

4.
When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.

The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Accumulated Unrealized Carried Interest
(MILLIONS)	Mar. 31, 2019	Dec. 31, 2018	Change	Mar. 31, 2018	Dec. 31, 2017	Change
Real Estate	$1,060	$1,087	$(27)	$1,097	$904	$193
Infrastructure	896	725	171	690	559	131
Private Equity	743	674	69	629	616	13
Accumulated unrealized carried interest	2,699	2,486	213	2,416	2,079	337
Less: associated expenses[1]	(810)	(754)	(56)	(760)	(649)	(111)
Accumulated unrealized carry, net	$1,889	$1,732	157	1,656	1,430	226
Add: realized carried interest, net			85			20
Unrealized carried interest, net			$242			$246

1.	Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30%-35% of carried interest generated.

Q1 2019 INTERIM REPORT 57

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58 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	Note	2019	2018
Assets
Cash and cash equivalents	5	$6,740	$8,390
Other financial assets	5,6	7,004	6,227
Accounts receivable and other	5,6	16,554	16,931
Inventory	6	7,219	6,989
Assets classified as held for sale	7	4,025	2,185
Equity accounted investments		34,373	33,647
Investment properties	8	85,006	84,309
Property, plant and equipment	9	72,902	67,294
Intangible assets		18,720	18,762
Goodwill		8,929	8,815
Deferred income tax assets		2,753	2,732
Total Assets		$264,225	$256,281

Liabilities and Equity
Corporate borrowings	5,6	$7,459	$6,409
Accounts payable and other	5,6	27,928	23,989
Liabilities associated with assets classified as held for sale	7	2,272	812
Non-recourse borrowings of managed entities	5,6	111,550	111,809
Deferred income tax liabilities		12,511	12,236
Subsidiary equity obligations	5	3,941	3,876

Equity
Preferred equity		4,149	4,168
Non-controlling interests		68,021	67,335
Common equity	11	26,394	25,647
Total equity		98,564	97,150
Total Liabilities and Equity		$264,225	$256,281

Q1 2019 INTERIM REPORT 59

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2019	2018
Revenues	12	$15,208	$12,631
Direct costs		(11,585)	(10,091)
Other income and gains		32	342
Equity accounted income		344	288
Expenses
Interest		(1,616)	(1,037)
Corporate costs		(26)	(27)
Fair value changes	13	169	572
Depreciation and amortization		(1,034)	(670)
Income taxes		(236)	(153)
Net income		$1,256	$1,855
Net income attributable to:
Shareholders		$615	$857
Non-controlling interests		641	998
		$1,256	$1,855
Net income per share:
Diluted	11	$0.58	$0.84
Basic	11	0.59	0.85

60 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Net income	$1,256	$1,855
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements	4	31
Marketable securities	45	(1)
Equity accounted investments	4	12
Foreign currency translation	266	309
Income taxes	(11)	(19)
	308	332
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	—	(1)
Revaluation of pension obligations	(7)	5
Equity accounted investments	(1)	—
Marketable securities	367	75
Income taxes	(50)	1
	309	80
Other comprehensive income	617	412
Comprehensive income	$1,873	$2,267
Attributable to:
Shareholders
Net income	$615	$857
Other comprehensive income	220	141
Comprehensive income	$835	$998

Non-controlling interests
Net income	$641	$998
Other comprehensive income	397	271
Comprehensive income	$1,038	$1,269

Q1 2019 INTERIM REPORT 61

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2018	$4,457	$271	$14,244	$645	$7,556	$(1,833)	$307	$25,647	$4,168	$67,335	$97,150
Changes in period:
Net income	—	—	615	—	—	—	—	615	—	641	1,256
Other comprehensive income	—	—	—	—	—	67	153	220	—	397	617
Comprehensive income	—	—	615	—	—	67	153	835	—	1,038	1,873
Shareholder distributions
Common equity	—	—	(153)	—	—	—	—	(153)	—	—	(153)
Preferred equity	—	—	(37)	—	—	—	—	(37)	—	—	(37)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,488)	(2,488)
Other items
Equity issuances, net of redemptions	11	(6)	(37)	—	—	—	—	(32)	(19)	898	847
Share-based compensation	—	13	(17)	—	—	—	—	(4)	—	—	(4)
Ownership changes	—	—	—	290	(205)	52	1	138	—	1,238	1,376
Total change in period	11	7	371	290	(205)	119	154	747	(19)	686	1,414
Balance as at March 31, 2019	$4,468	$278	$14,615	$935	$7,351	$(1,714)	$461	$26,394	$4,149	$68,021	$98,564

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2017	$4,428	$263	$11,864	$1,459	$6,881	$(878)	$35	$24,052	$4,192	$51,628	$79,872
Changes in accounting policies[3]	—	—	(215)	—	—	—	(3)	(218)	—	(84)	(302)
Adjusted balance as at January 1, 2018	4,428	263	11,649	1,459	6,881	(878)	32	23,834	4,192	51,544	79,570
Changes in period:
Net income	—	—	857	—	—	—	—	857	—	998	1,855
Other comprehensive income	—	—	—	—	3	39	99	141	—	271	412
Comprehensive income	—	—	857	—	3	39	99	998	—	1,269	2,267
Shareholder distributions
Common equity	—	—	(143)	—	—	—	—	(143)	—	—	(143)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,643)	(1,643)
Other items
Equity issuances, net of redemptions	15	(30)	(187)	—	—	—	—	(202)	—	1,632	1,430
Share-based compensation	—	13	(9)	—	—	—	—	4	—	1	5
Ownership changes	—	—	191	11	(191)	4	(12)	3	—	(136)	(133)
Total change in period	15	(17)	671	11	(188)	43	87	622	—	1,123	1,745
Balance as at March 31, 2018	$4,443	$246	$12,320	$1,470	$6,693	$(835)	$119	$24,456	$4,192	$52,667	$81,315

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

3.	Relates to adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

62 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2019	2018
Operating activities
Net income		$1,256	$1,855
Other income and gains		(32)	(342)
Share of undistributed equity accounted earnings		(212)	366
Fair value changes	13	(169)	(572)
Depreciation and amortization		1,034	670
Deferred income taxes		49	(74)
Investments in residential inventory		(31)	(61)
Net change in non-cash working capital balances		(299)	(570)
		1,596	1,272
Financing activities
Corporate borrowings arranged		992	1,003
Commercial paper and bank borrowings, net		—	(103)
Non-recourse borrowings arranged		8,396	9,288
Non-recourse borrowings repaid		(6,996)	(8,002)
Non-recourse credit facilities, net		(440)	(566)
Subsidiary equity obligations issued		2	162
Subsidiary equity obligations redeemed		(5)	(342)
Capital provided from non-controlling interests		1,603	1,667
Capital repaid to non-controlling interests		(705)	(35)
Repayment of lease liability		(100)	—
Preferred equity redemptions		(13)	—
Common shares issued		4	5
Common shares repurchased		(35)	(211)
Distributions to non-controlling interests		(2,488)	(1,643)
Distributions to shareholders		(190)	(181)
		25	1,042
Investing activities
Acquisitions
Investment properties		(979)	(442)
Property, plant and equipment		(538)	(351)
Equity accounted investments		(925)	(197)
Financial assets and other		(1,601)	(834)
Acquisition of subsidiaries		(2,253)	(2,385)
Dispositions
Investment properties		914	758
Property, plant and equipment		14	529
Equity accounted investments		640	1,328
Financial assets and other		1,391	383
Disposition of subsidiaries		35	5
Restricted cash and deposits		71	(192)
		(3,231)	(1,398)
Cash and cash equivalents
Change in cash and cash equivalents		(1,610)	916
Net change in cash classified within assets held for sale		(56)	(17)
Foreign exchange revaluation		16	6
Balance, beginning of period		8,390	5,139
Balance, end of period		$6,740	$6,044

Q1 2019 INTERIM REPORT 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2018, except as noted below in Note 2(b).
The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2018 that were included in that report.
The interim financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The interim financial statements were authorized for issuance by the Board of Directors of the company on May 8, 2019.
b)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2019. The new standards were applied as follows:
i.    Leases
The company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. IFRS 16 gives prescriptive guidance on the recognition, measurement, presentation and disclosure of leases. This standard supersedes IAS 17 Leases and related interpretations. The company adopted the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019 and comparative periods are not restated. Please refer to the Transition Impact below for more information.
Under IFRS 16, the company must assess whether a contract is, or contains, a lease at inception of the contract. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control exists if a customer can make the important decisions governing the use of an asset specified in a contract similar to decisions made over assets owned by the business. The company accounts for each lease component of a contract separately under this standard. Non-lease components are accounted for under the relevant IFRS standard.
For lessors, a lease shall be classified as either a finance or operating lease on commencement of the lease contract. If the contract represents a finance lease in which the risk and rewards of ownership have transferred to the lessee, a lessor shall recognize a finance lease receivable at an amount equal to the net investment in the lease discounted using the interest rate implicit in the lease. Subsequently, finance income is recognized at a constant rate on the net investment of the finance lease. Lease payments received from operating leases shall be recognized into income on a straight-line or other systematic basis.

64 BROOKFIELD ASSET MANAGEMENT

For lessees, the distinction between operating and finance leases is eliminated. The company recognizes a ROU asset and lease liability at the lease commencement date. The ROU asset is initially measured based on the calculated lease liability plus initial direct costs incurred by the lessee, estimates to dismantle and restore the underlying asset at the end of the lease term and lease payments made net of incentives received at or before the lease commencement. It is classified as either investment property, PP&E, or inventory depending on the nature of the asset and is subsequently accounted for consistently with owned assets within the respective asset classes with the exception of PP&E. Unlike most of the company’s owned assets within PP&E, lease assets classified within PP&E are subsequently measured applying the cost method rather than the revaluation method. The ROU asset is depreciated applying a straight-line method or other systematic basis over the shorter of the useful life of the underlying asset or the term of the lease. Lease contracts often include an option to extend the term of the lease and such extensions are factored into the lease term if the company is reasonably certain to exercise that option. ROU assets are tested for impairment in accordance with IAS 36 Impairment of Assets. Refer to Note 2 in the December 31, 2018 Annual Report for additional details of our accounting policies governing investment property, PP&E and inventory.
The lease liability recognized at the commencement of the lease is initially measured at the present value of future lease payments not paid as at the commencement date, discounted using the interest rate implicit in the lease, or the lessee’s incremental borrowing rate if the implicit rate cannot be readily determined. Lease liabilities are subsequently measured at amortized cost by applying the effective interest method. Lease liabilities are remeasured if there is reassessment of the timing or amount of future lease payments arising from a change in an index or rate, revisions to estimates of the lease term or residual value guarantee, or a change in the assessment of an option to purchase the underlying asset. Such remeasurements of the lease liability are generally recognized as an adjustment to the ROU asset unless further reduction in the measurement of the lease liability would reduce a ROU asset below zero in which case it is recorded in the Consolidated Statements of Operations.
We are applying certain practical expedients as permitted by the standard; specifically we have elected to apply practical expedients associated with short-term and low value leases that allow the company to record operating expenses on such leases on a straight-line basis without having to capitalize the lease arrangement. In addition, as required by the standard, variable lease payments that are not dependent on an index or rate are expensed as incurred.
We have also applied a number of critical judgments in applying this standard, including i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining the lease term; and iii) determining whether variable payments are in-substance fixed. Critical estimates used in the application of IFRS 16 include estimating the lease term and determining the appropriate rate to discount the lease payments.
Transition Impact
The company adopted IFRS 16 using the modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated and comply with the legacy IAS 17 Leases and related standards.
The company has measured the opening ROU assets at an amount equal to the corresponding lease liabilities, adjusted by any prepaid or accrued lease payments relating to that lease recognized prior to the adoption. In addition, the company has applied certain transition expedients as permitted by the standard, including the application of a single discount rate to a portfolio of leases with reasonably similar characteristics, adjusting the ROU assets by the amount of any provision for onerous leases recognized under IAS 37 and accounting for leases with remaining terms of less than 12 months as of January 1, 2019, regardless of the full life of the lease, as short-term leases. There are no adjustments to opening equity.
The difference between the operating lease commitments disclosed applying IAS 17 as at December 31, 2018 and the amount recorded as a transition adjustment relates primarily to the impact of discounting the future lease payments to their present value using incremental borrowing rates, short-term and low-value leases which are expensed as incurred, adjustments as a result of different treatment for extension and termination options and variable lease payments relating to changes in indices or rates. The weighted average incremental borrowing rate as at January 1, 2019 used to measure lease liabilities is approximately 5%.

Q1 2019 INTERIM REPORT 65

The impact of adopting IFRS 16 on our balance sheet is as follows:

(MILLIONS)	Balance at December 31, 2018	IFRS 16 Adjustments	Balance at January 1, 2019
Assets
Inventory	$6,989	$22	$7,011
Investment properties	84,309	928	85,237
Property, plant and equipment	67,294	3,416	70,710
Other assets	97,689	—	97,689
Total assets	$256,281	$4,366	$260,647

Liabilities
Accounts payable and other	$23,989	$4,366	$28,355
Other liabilities	135,142	—	135,142
Total liabilities	159,131	4,366	163,497

Equity
Preferred equity	4,168	—	4,168
Non-controlling interests	67,335	—	67,335
Common equity	25,647	—	25,647
Total equity	97,150	—	97,150
Total liabilities and equity	$256,281	$4,366	$260,647
The company recognized ROU assets and lease liabilities of approximately $4.4 billion as at January 1, 2019. The changes relate primarily to:

•	investment property ground leases of $928 million on certain buildings classified as investment properties within our Real Estate segment; and

•
leases of ROU property, plant and equipment of $3.4 billion across our operating segments, including wind farm ground leases in our renewable power operations, ports in our infrastructure operations, hospitality assets in our real estate operations, fuel tanks and other equipment leases in certain of our private equity operations as well as various corporate office leases.

Included in our interest expense this quarter was $51 million related to interest on lease liabilities. We also reported depreciation of $102 million on our ROU assets as well as $4 million of fair value losses on ROU investment properties.
ii.    Uncertainty Over Income Tax Treatments
In June 2017, the IASB published IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation has been applied on a modified retrospective basis without restatement of comparative information. There are no material impacts on the company’s consolidated financial statements.

66 BROOKFIELD ASSET MANAGEMENT

iii.    Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3 Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. The company has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, the company allocates the transaction price to the individual identifiable assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill is recognized. Acquisitions that continue to meet the definition of a business combination are accounted for under the acquisition method, without any changes to the company’s accounting policy. There was no material impact on the company’s interim consolidated financial statements during the first quarter of 2019.

3.	SEGMENTED INFORMATION

a)	Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using Funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.

Q1 2019 INTERIM REPORT 67

We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our asset management segment includes fees, net of the associated costs, that we earn from managing capital in our listed partnerships, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its corporate activities segment, such as information technology and internal audit, pursuant to formal policies.

68 BROOKFIELD ASSET MANAGEMENT

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$46	$2,590	$1,032	$1,731	$9,144	$439	$226	$15,208
Inter-segment revenues	473	11	11	—	94	—	(8)	581	i
Segmented revenues	519	2,601	1,043	1,731	9,238	439	218	15,789
FFO from equity accounted investments	—	274	12	231	67	4	7	595	ii
Interest expense	—	(880)	(226)	(219)	(207)	(13)	(87)	(1,632)	iii
Current income taxes	—	(16)	(26)	(65)	(30)	(3)	(47)	(187)	iv
Funds from operations	323	250	154	194	175	(22)	(23)	1,051	v
Common equity	329	17,716	5,218	2,739	4,373	2,652	(6,633)	26,394
Equity accounted investments	—	23,120	698	8,147	1,914	408	86	34,373
Additions to non-current assets[1]	—	1,730	67	3,720	229	17	6	5,769

1.
Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill. Excludes non-current assets recognized on adoption of IFRS 16.

AS AT DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$63	$1,876	$939	$1,113	$8,115	$459	$66	$12,631
Inter-segment revenues	436	9	3	3	105	—	(13)	543	i
Segmented revenues	499	1,885	942	1,116	8,220	459	53	13,174
FFO from equity accounted investments	—	228	12	239	140	5	(3)	621	ii
Interest expense	—	(530)	(229)	(122)	(67)	(17)	(78)	(1,043)	iii
Current income taxes	—	(6)	(7)	(172)	(28)	(4)	(10)	(227)	iv
Funds from operations	363	439	100	341	54	(33)	(94)	1,170	v
Common equity	328	17,423	5,302	2,887	4,279	2,606	(7,178)	25,647
Equity accounted investments	—	22,949	685	7,636	1,943	395	39	33,647
Additions to non-current assets[1]	—	3,073	270	242	124	76	155	3,940

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
i.Inter-Segment Revenues
For the three months ended March 31, 2019, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities totaling $473 million (2018 – $436 million), revenues earned on construction projects between consolidated entities totaling $91 million (2018 – $102 million), and interest income and other revenues totaling $17 million (2018 – $5 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Consolidated equity accounted income	$344	$288
Non-FFO items from equity accounted investments[1]	251	333
FFO from equity accounted investments	$595	$621

1.
Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.

Q1 2019 INTERIM REPORT 69

iii.Interest Expense
For the three months ended March 31, 2019, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $16 million (2018 – $6 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current income taxes by segment:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Current tax expense	$(187)	$(227)
Deferred income tax recovery/(expense)	(49)	74
Income tax expense	$(236)	$(153)

v.	Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2019	2018
Net income		$1,256	$1,855
Realized disposition gains in fair value changes or equity	vi	232	420
Non-controlling interests in FFO		(1,602)	(1,462)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		251	333
Fair value changes		(169)	(572)
Depreciation and amortization		1,034	670
Deferred income taxes		49	(74)
Total FFO		$1,051	$1,170

vi.	Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $232 million for the three months ended March 31, 2019 (2018 – $420 million), of which $69 million relates to prior periods (2018 – $401 million), $163 million has been recorded directly in equity as changes in ownership (2018 – $nil) and $nil has been recorded in fair value changes (2018 – $19 million).

70 BROOKFIELD ASSET MANAGEMENT

d)	Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
United Kingdom	$5,315	$5,389
United States	3,503	1,964
Canada	1,836	1,668
Other Europe	1,142	458
Australia	1,048	1,060
Brazil	926	1,183
Asia	519	277
Colombia	501	268
Other	418	364
	$15,208	$12,631
The company’s consolidated assets by location are as follows:

AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
United States	$128,652	$128,808
Canada	28,473	27,850
United Kingdom	25,068	23,093
Brazil	23,426	22,539
Other Europe	14,306	13,250
Australia	13,844	13,309
Asia	12,767	10,479
Colombia	10,150	9,862
Other	7,539	7,091
	$264,225	$256,281

Q1 2019 INTERIM REPORT 71

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the three months ended March 31, 2019. No material changes were made to the provisional allocations:

(MILLIONS)	Total
Accounts receivable and other	$33
Inventory	33
Investment properties	200
Property, plant and equipment	2,073
Intangible assets	268
Goodwill	160
Total assets	2,767
Less:
Accounts payable and other	(39)
Deferred income tax liabilities	—
Non-controlling interests[1]	(578)
(617)
Net assets acquired	$2,150

Consideration[2]	$2,150

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Acquisitions in the quarter primarily relate to transactions completed in our Infrastructure segment.
On March 22, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in East-West Pipeline Limited (“EWPL”), for total cash consideration of $1.9 billion. The acquisition resulted in recognition of $98 million of goodwill, which is largely reflective of potential customer growth. None of the goodwill recognized is deductible for tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $102 million and $12 million, respectively.

72 BROOKFIELD ASSET MANAGEMENT

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table list the company’s financial instruments by their respective classification as at March 31, 2019 and December 31, 2018:

	2019		2018
AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$6,740	$6,740	$8,390	$8,390
Other financial assets
Government bonds	110	110	88	88
Corporate bonds	1,155	1,155	905	905
Fixed income securities and other	921	921	1,037	1,037
Common shares and warrants	3,372	3,372	2,379	2,379
Loans and notes receivable	1,446	1,446	1,818	1,818
	7,004	7,004	6,227	6,227
Accounts receivable and other	12,345	12,345	12,562	12,562
	$26,089	$26,089	$27,179	$27,179
Financial liabilities
Corporate borrowings	$7,459	$7,527	$6,409	$6,467
Non-recourse borrowings of managed entities
Property-specific borrowings	104,242	105,348	103,209	104,291
Subsidiary borrowings	7,308	7,404	8,600	8,557
	111,550	112,752	111,809	112,848
Accounts payable and other	23,051	23,051	23,989	23,989
Subsidiary equity obligations	3,941	3,941	3,876	3,876
	$146,001	$147,271	$146,083	$147,180
Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2019			2018
AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$110	$—	$—	$88	$—
Corporate bonds	—	845	—	—	632	—
Fixed income securities and other	22	350	549	22	369	490
Common shares and warrants	2,352	356	664	1,928	229	222
Loans and notes receivables	—	82	4	—	46	4
Accounts receivable and other	7	1,959	97	44	1,990	79
	$2,381	$3,702	$1,314	$1,994	$3,354	$795
Financial liabilities
Accounts payable and other	$91	$2,814	$614	$81	$2,622	$659
Subsidiary equity obligations	—	46	1,735	—	85	1,640
	$91	$2,860	$2,349	$81	$2,707	$2,299
During the three months ended March 31, 2019, there were no transfers between Level 1, 2 or 3.

Q1 2019 INTERIM REPORT 73

Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value March 31, 2019	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$1,959 /
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data

	(2,814)
Other financial assets	1,743	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(46)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

74 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value March 31, 2019	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$549	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares (common shares and warrants)	664	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
			• Risk free interest rate	• Increases (decreases) in the risk-free interest rate increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,735)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	97 /	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
(614)
			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the period ended March 31, 2019:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	Financial Assets	Financial Liabilities
Balance, beginning of period	$795	$2,299
Fair value changes in net income	20	34
Fair value changes in other comprehensive income[1]	2	1
Additions, net of disposals	497	15
Balance, end of period	$1,314	$2,349

1.	Includes foreign currency translation.

Q1 2019 INTERIM REPORT 75

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Current portion	$3,394	$3,382	$11,648	$11,911	$4,888	$4,578
Non-current portion	3,610	2,845	4,906	5,020	2,331	2,411
	$7,004	$6,227	$16,554	$16,931	$7,219	$6,989
b)    Liabilities

	Accounts Payable and Other[1]		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018	2019	2018	2019	2018
Current portion	$14,763	$14,337	$450	$440	$10,877	$11,159
Non-current portion	13,165	9,652	7,009	5,969	100,673	100,650
	$27,928	$23,989	$7,459	$6,409	$111,550	$111,809

1.	The increase in accounts payable and other is primarily due to the adoption of IFRS 16, the new lease accounting standard. Refer to Note 2 for additional information.

7.	HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT MAR. 31, 2019 (MILLIONS)	Real Estate	Renewable Power	Private Equity and Other	Total
Assets
Cash and cash equivalents	$25	$8	$44	$77
Accounts receivable and other	84	74	486	644
Investment properties	1,774	—	—	1,774
Property, plant and equipment	4	745	88	837
Equity accounted investments	74	—	125	199
Other long-term assets	19	88	387	494
Assets classified as held for sale	$1,980	$915	$1,130	$4,025
Liabilities
Accounts payable and other	$88	$165	$557	$810
Non-recourse borrowings of managed entities	877	360	225	1,462
Liabilities associated with assets classified as held for sale	$965	$525	$782	$2,272
As at March 31, 2019, assets held for sale within the company’s Real Estate segment include four triple-net lease assets in the U.S., office assets in the U.S., an interest in a Brazilian office asset within the LP investments portfolio and a number of investment properties within our diversified U.S. REIT. Within our Renewable Power segment, we are currently holding for sale portfolios of wind and solar assets in South Africa, Thailand and Malaysia. Within our Private Equity segment, we reached an agreement to sell a facilities management business in the first quarter of 2019 and have classified the assets and liabilities of the business as held for sale.
In the first quarter of 2019, we sold a number of assets in our Real Estate segment, including office assets in the U.S. and Brazil as well as an equity accounted investment within the LP investments portfolio.

76 BROOKFIELD ASSET MANAGEMENT

8.	INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	2019
Fair value, beginning of period	$84,309
Additions	1,200
Acquisitions through business combinations	200
Increase attributable to changes in accounting standards[1]	928
Dispositions[2]	(2,289)
Fair value changes	525
Foreign currency translation	133
Fair value, end of period	$85,006

1.	The company’s adoption of IFRS 16 resulted in the recognition of ROU investment properties that were previously off-balance sheet items. Refer to Note 2 for additional information.

2.	Includes amounts reclassified to held for sale.
Investment properties include the company’s office, retail, multifamily, logistics and other properties as well as highest and best use land within the company’s sustainable resources operations. Additions of $1.2 billion relate mainly to our Real Estate segment and include capital expenditures and tenant improvements as well as acquisitions of individual investment properties.
Dispositions of $2.3 billion in the first quarter of 2019 relate primarily to the reclassification to assets held for sale of a number of multifamily assets within a diversified U.S. REIT portfolio that we acquired during the prior year.

9.	PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$38,871	$13,650	$7,652	$7,121	$67,294
Additions	59	191	173	192	615
Acquisitions through business combinations	—	2,073	—	—	2,073
Increase attributable to changes in accounting standards[1]	408	1,207	769	1,032	3,416
Dispositions[2]	(5)	(6)	(9)	(78)	(98)
Depreciation and impairment	(301)	(178)	(110)	(239)	(828)
Foreign currency translation	224	172	51	(17)	430
Total change	385	3,459	874	890	5,608
Balance, end of period	$39,256	$17,109	$8,526	$8,011	$72,902

1.	The company’s adoption of IFRS 16 resulted in the recognition of ROU property, plant and equipment that were previously off-balance sheet items. Refer to Note 2 for additional information.

2.	Includes amounts reclassified to held for sale.

Q1 2019 INTERIM REPORT 77

10.	SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued $500 million of 4.25% notes due in 2026 on June 2, 2016, $550 million and $350 million of 4.70% notes due in 2047 on September 14, 2017 and January 17, 2018, respectively, $650 million of 3.90% notes due in 2028 on January 17, 2018, and $1 billion of 4.85% notes due in 2029 on January 29, 2019.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the Corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, BFI acquired substantially all of BFL’s assets and became a co-obligor of BFL’s 2024 notes. BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at March 31, 2019, C$42 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$(21)	$34	$—	$27	$17,152	$(1,984)	$15,208
Net income attributable to shareholders	615	4	—	8	1,336	(1,348)	615
Total assets	60,573	5,358	8	3,605	276,202	(81,521)	264,225
Total liabilities	29,958	3,913	1	2,231	159,489	(29,931)	165,661

AS AT DEC. 31, 2018 AND FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$214	$13	$13	$29	$13,465	$(1,103)	$12,631
Net income attributable to shareholders	857	(8)	—	9	480	(481)	857
Total assets	59,105	4,330	13	3,296	271,534	(81,997)	256,281
Total liabilities	29,290	2,909	6	2,198	154,458	(29,730)	159,131

1.	This column accounts for investments in all subsidiaries of the Corporation under the equity method.

2.	This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL and BIC on a combined basis.

3.	This column includes the necessary amounts to present the company on a consolidated basis.

78 BROOKFIELD ASSET MANAGEMENT

11.	EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT MAR. 31, 2019 AND DEC. 31, 2018 (MILLIONS)	2019	2018
Common shares	$4,468	$4,457
Contributed surplus	278	271
Retained earnings	14,615	14,244
Ownership changes	935	645
Accumulated other comprehensive income	6,098	6,030
Common equity	$26,394	$25,647
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s common shares received cash dividends during the first quarter 2019 of $0.16 per share (2018 – $0.15 per share).
The number of issued and outstanding common shares and unexercised options are as follows:

AS AT MAR. 31, 2019 AND DEC. 31, 2018	2019	2018
Class A shares[1]	955,226,597	955,057,721
Class B shares	85,120	85,120
Shares outstanding[1]	955,311,717	955,142,841
Unexercised options and other share-based plans[2]	49,649,621	42,086,712
Total diluted shares	1,004,961,338	997,229,553

1.	Net of 37,763,231 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2019 (December 31, 2018 – 37,538,531).

2.	Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MAR. 31	2019	2018
Outstanding, beginning of period[1]	955,142,841	958,773,120
Issued (repurchased)
Repurchases	(966,128)	(5,231,624)
Long-term share ownership plans[2]	1,092,896	3,396,095
Dividend reinvestment plan and others	42,108	50,948
Outstanding, end of period[3]	955,311,717	956,988,539

1.	Net of 37,538,531 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2018 (December 31, 2017 – 30,569,215).

2.	Includes management share option plan and restricted stock plan.

3.	Net of 37,763,231 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2019 (March 31, 2018 – 34,000,896).

Q1 2019 INTERIM REPORT 79

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Net income attributable to shareholders	$615	$857
Preferred share dividends	(37)	(38)
Dilutive effect of conversion of subsidiary preferred shares	(13)	—
Net income available to shareholders	$565	$819

Weighted average – common shares	955.3	957.9
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	19.7	19.1
Common shares and common share equivalents	975.0	977.0
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended March 31, 2019, the company granted 4.6 million stock options at a weighted average exercise price of $44.22. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 16.9% volatility, a weighted average expected dividend yield of 2.0% annually, a risk-free rate of 2.6% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended March 31, 2019, the company granted 4.0 million escrowed shares at a weighted average price of $44.22. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 16.9% volatility, a weighted average expected dividend yield of 2.0% annually, a risk-free rate of 2.6% and a liquidity discount of 25%.

80 BROOKFIELD ASSET MANAGEMENT

12.	REVENUES
Revenues for the quarter ended March 31, 2019 totaled $15.2 billion (2018 – $12.6 billion).
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$46	$943	$993	$1,674	$8,945	$432	$—	$13,033
Other revenue	—	1,647	39	57	199	7	226	2,175
	$46	$2,590	$1,032	$1,731	$9,144	$439	$226	$15,208

FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity		Residential Development		Corporate Activities		Total Revenues
Revenue from contracts with customers	$63	$683	$926	$1,077	$8,075		$456		$—		$11,280
Other revenue	—	1,193	13	36	40		3		66		1,351
	$63	$1,876	$939	$1,113	$8,115	—	$459	—	$66	—	$12,631
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED MAR. 31, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$318	$18	$88	$6,657	$432	$—	$7,513
Services transferred over a period of time	46	625	975	1,586	2,288	—	—	5,520
	$46	$943	$993	$1,674	$8,945	$432	$—	$13,033

FOR THE THREE MONTHS ENDED MAR. 31, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$254	$30	$62	$6,505	$456	$—	$7,307
Services transferred over a period of time	63	429	896	1,015	1,570	—	—	3,973
	$63	$683	$926	$1,077	$8,075	$456	$—	$11,280

13.	FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2019	2018
Investment properties	$525	$470
Transaction related gains, net of deal costs	(72)	538
Financial contracts	(45)	(257)
Impairment and provisions	(31)	(37)
Redeemable fund units	(62)	(20)
Other fair value changes	(146)	(122)
	$169	$572

Q1 2019 INTERIM REPORT 81

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
bam.brookfield.com
enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877 715-0498  (North America)
416-682-3860 (Outside North America)
F: 1-888-249-6189
www.astfinancial.com/ca-en
inquiries@astfinancial.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2018 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Annual Meeting of Shareholders
Our 2019 Annual Meeting of Shareholders will be held at 10:30 a.m. on Friday, June 14, 2019 at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

82 BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Corporate Director

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer, Vale SA

J. Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Robert J. Harding, C.M., F.C.A.
Former Chair,
Brookfield Asset Management Inc.

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Chief Financial Officer,
Brookfield Asset Management Inc.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group

Rafael Miranda
Corporate Director and former Chief Executive Officer of Endesa, S.A.

Youssef A. Nasr
Corporate Director and former Chair and Chief Executive Officer of HSBC Middle East Ltd. and former President of HSBC Bank Brazil

Lord O’Donnell
Chair, Frontier Economics Limited

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
J. Bruce Flatt, Chief Executive Officer
Brian D. Lawson, Chief Financial Officer
Justin B. Beber, Head of Corporate Strategy and Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC stock.

Q1 2019 INTERIM REPORT 83

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-1023
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44 (0) 20.7659.3500

Australia
Level 22
135 King Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil
Avenida Antônio Gallotti s/n
Edifício Pacific Tower
BL 2, 2º andar
Barra da Tijuca, Rio de Janeiro, RJ
22775-029
+55.21.3725.7800

United Arab Emirates
Level 15
Gate Building, DIFC
P.O. Box 507234
Dubai
+971.4.401.9211

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91.22.6600.0700

China
Suite 2101, Shui On Plaza
No. 333 Huai Hai Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Calgary
Chicago
Houston
Los Angeles
Mexico City
Vancouver

South America
Bogota
Lima
São Paulo

Europe
Madrid

Asia-Pacific
New Delhi
Hong Kong
Seoul
Singapore
Tokyo